05008914

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

May 25, 2005

SEC MAIL RECEIVED PROCESSING
MAY 31 2005
WASH. D.C.

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 25, 2005	Stock Exchange Announcement – Group Finance Director (designee)
May 25, 2005	Press Release – Group Finance Director (designee)
May 25, 2005	Stock Exchange Announcement re Preliminary Statement
May 25, 2005	Stock Exchange Announcement re Final Results – Part I
May 25, 2005	Stock Exchange Announcement re Final Results – Part II
May 25, 2005	Press Release – Preliminary Statement 2005

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By [signature]
Christopher C. Roberts

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

6/14

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-70.doc
T: 061005

REG-Electrocomponents Directorate Change

Embargoed to 7:01am, Wednesday 25 May 2005

ELECTROCOMPONENTS PLC ANNOUNCEMENT

Group Finance Director (designate)

Electrocomponents plc is pleased to announce that Simon Boddie will be joining the Company as Group Finance Director (designate) on 1 July 2005.

Simon is 45 years old and joins from Diageo, where his recent role was Finance Director of Key Markets.

Simon qualified as a chartered accountant with Price Waterhouse and in 1986 joined the Corporate Finance Department of Hill Samuel. In 1992 he moved to United Distillers as Senior Business Development Manager and then took on the role of Finance Director of their International Region. Following the merger between Guinness and Grand Metropolitan to form Diageo, Simon has had a number of senior finance roles within the group including Finance Director of Guinness Great Britain, Finance Director of UDV's Europe Region and Finance Director of Global Supply.

As announced on 22 March 2005, Jeff Hewitt, the Group Finance Director, informed the Company of his intention to seek early retirement from the Board in order to extend his range of non-executive directorships. Jeff has been Finance Director for 9 years and has played a major role in strengthening and developing the financial management, business systems and investor relations activity of the Group.

Jeff will be staying with the Company to ensure a comprehensive and successful handover to Simon, who will then be appointed Group Finance Director on 1 September 2005.

Bob Lawson, Chairman of Electrocomponents, commented:

'We are delighted with Simon's appointment. His experience and knowledge of changing international markets will be of direct benefit to the Group. We are all looking forward to working with him in the future. Jeff has been a tremendous colleague and mentor to all in the Group who have had the pleasure of working with him, and we wish him continued success in his new career direction.'

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Electrocomponents plc - Group Finance Director (designate)
25/05/2005

Electrocomponents plc is pleased to announce that Simon Boddie will be joining the Company as G Finance Director (designate) on 1 July 2005.

Simon is 45 years old and joins from Diageo, where his recent role was Finance Director of Key Ma

Simon qualified as a chartered accountant with Price Waterhouse and in 1986 joined the Corporate Department of Hill Samuel. In 1992 he moved to United Distillers as Senior Business Development and then took on the role of Finance Director of their International Region. Following the merger b Guinness and Grand Metropolitan to form Diageo, Simon has had a number of senior finance roles group including Finance Director of Guinness Great Britain, Finance Director of UDV`s Europe Regi Finance Director of Global Supply.

As announced on 22 March 2005, Jeff Hewitt, the Group Finance Director, informed the Company (intention to seek early retirement from the Board in order to extend his range of non-executive dir Jeff has been Finance Director for 9 years and has played a major role in strengthening and develc financial management, business systems and investor relations activity of the Group.

Jeff will be staying with the Company to ensure a comprehensive and successful handover to Simc then be appointed Group Finance Director on 1 September 2005.

Bob Lawson, Chairman of Electrocomponents, commented:

"We are delighted with Simon's appointment. His experience and knowledge of changing internatic will be of direct benefit to the Group. We are all looking forward to working with him in the future. been a tremendous colleague and mentor to all in the Group who have had the pleasure of workin and we wish him continued success in his new career direction."

REG-Electrocomponents Preliminary Statement

Embargoed to 7:00am, Wednesday 25 May 2005

PRELIMINARY STATEMENT

Electrocomponents plc, the major international high service distributor of electronic, electromechanical, electrical, industrial and commercial supplies, today announces its results for the year ended 31 March 2005.

SUMMARY RESULTS

				Adjusted *	
Sales	£773.9m	up	1.9%	up	4.5%
Before amortisation of goodwill					
Operating profit	£105.3m	down	2.9%	down	1.7%
Profit before tax	£104.4m	down	2.5%	down	1.2%
Earnings per share	17.0p	down	2.9%		
After amortisation of goodwill					
Operating profit	£95.9m	down	2.4%		
Profit before tax	£95.0m	down	2.0%		
Earnings per share	14.9p	down	2.0%		
Dividend per share	18.4p	up	1.1%		
Free cash flow	£61.1m	down	26.4%		
Net debt	£55.4m	up by	£20.9m		

* Adjusted for changes in exchange rates, UITF 38, Accounting for ESOP Trusts and (for sales) trading days

HIGHLIGHTS

- Group results in line with Trading Update issued on 22 March 2005
- Sales up 4.5% with good growth in North America, Japan and Asia offset by lower growth in the UK and Europe
- Operating return on sales remained high at 13.6% despite pressure on gross margin and increased selling and marketing costs
- Strategy developed to refocus on key customer groups and reduce costs
- EBS projects making good progress
- Board intends to maintain dividend at current level for next three years

CURRENT TRADING AND OUTLOOK

Bob Lawson, Chairman, commented:

'The Board is intent on delivering a sustainable and growing profit stream. We are announcing the next stage of the Group's development, which will achieve the Board's objectives by focusing on the key customer groups in each market served and reducing costs. A key enabler is the Enterprise Business System and its implementation this year in the UK is a major task. The Group does have a track record of executing change well.

Since the year end, trading has remained strong in North America, Asia, Japan and the smaller European markets but it has continued to be depressed in the UK and our main European markets. The leading indicators suggest a difficult trading environment in most of our markets and so we remain cautious on the outlook for the coming year.'

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 25 May, thereafter 01865 204000

The results and presentation to analysts with accompanying audiocast are published on the corporate website at

www.electrocomponents.com

Notes on the Preliminary Statement:

Definitions of terms: In order to reflect underlying business performance, comparisons of sales and profits between periods have been adjusted as follows unless otherwise stated:

- changes in sales are adjusted for exchange rates and the number of trading days
- changes in profits are adjusted for exchange rates and for the prior year restatement for the adoption of UITF 38 (Accounting for ESOP Trusts); and
- changes in cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Safe Harbour: Our preliminary statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as 'intends', 'expects', 'anticipates', 'estimates' and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS

FOR THE YEAR ENDED 31 MARCH 2005

SUMMARY OF GROUP RESULTS

The results for the year were in line with the expectations set out in our Trading Update of 22 March 2005. Group sales increased by 4.5% to £773.9m. Sales improved in all regions in the first half but the trading environment deteriorated as the second half progressed and the sales growth rate reduced.

Operating profit before tax and goodwill of £105.3m for the full year, remained high at 13.6% of sales though was down from 14.3% last year. This reflected a lower gross margin, higher systems project costs, increased sales and marketing investment and higher pension costs. Profit contribution from the UK declined by £10.3m and offset

contribution increases elsewhere. Profit before tax and goodwill was £104.4m, down 1.2% (adjusted) on prior year. Earnings per share before goodwill amortisation was 17.0p, down from 17.5p last year.

Free cash flow of £61.1m was £21.9m below last year due to the systems project and higher stock to support higher customer service levels. Net debt was £55.4m at the year end compared with £34.5m last year.

STRATEGY

During the year, our strategy has evolved in response to comprehensive customer research and a complete review of our infrastructure costs. Our objective remains to grow all our businesses around the world and we will do this faster by focusing on two customer groups where we have particular strength. Following the successful implementation of the Enterprise Business System (EBS), a lower cost infrastructure will be created. The strategy and cost initiatives will have a substantial positive impact on the medium term financial performance of the Group.

Electronic and Electromechanical (EEM)

The Group will focus on the EEM market and improve the competitiveness of its offer in meeting the needs of R&D and maintenance engineers around the world. RS is recognised by customers as a leader in this market, however, the competitiveness of our offer has declined as we have focused on developing other technologies and competition has improved. Refocusing on this core strength will drive faster sales growth, through protecting existing business and our ability to exploit an improved offer through all our businesses. A plan to develop the offer is being implemented.

Convenient and Urgent (C&U)

The Group generates significant revenue from customers who value convenience (one-stop-shop) or have an urgent product need ('can't find it'). Our offer will be optimised to meet the needs of these customers and the cost to serve reduced. Actions to improve our competitiveness will be implemented, including improving our price perception, increasing our flexibility in meeting customers' needs, greater leverage of e-Commerce and improving our Sales and Marketing effectiveness.

Geographic Portfolio Strategy

Our businesses around the world will be managed differently depending on their stage of development and scale of growth opportunity. Our UK and main European markets need to perform. We will continue to invest to develop the massive market potentials in the US, China and Japan where we have strong established businesses. The smaller markets will be free to develop their potential through the continuation of their existing high growth. The primary focus of the strategy is creating and deploying a world-class EEM offer through all businesses.

INFRASTRUCTURE AND EBS

The Group is a high service, high cost, high return business. Our costs have increased as we have built a global infrastructure and invested heavily ahead of growth. EBS is the final piece of the infrastructure build and is significantly increasing our costs over several years. Good progress is being made on the implementation of EBS into the UK business including Group Processes. A strong delivery team, high level of business engagement and clear progress against the plan, including the very smooth introduction of our first major upgrade into France, reaffirm our confidence in implementation and benefits realisation.

Following the successful implementation of EBS, a lower cost infrastructure will be created through sales growth generating economies of scale, the decline of EBS costs, EBS benefits and specific cost reduction initiatives.

FINANCIAL CONSEQUENCES

The Board believes the actions we are taking will lead to a substantial improvement in the Group's medium term

financial performance.

The operating profit impact of the EBS implementation will peak over the next two years and will then reduce significantly due to reduced costs and to benefits realisation. The cash flow impact peaks in the coming year and then will improve considerably as depreciation replaces capital expenditure and cost. The successful implementation of EBS will also enable the strategy and other cost reduction initiatives.

We estimate that the refocusing of the strategy on EEM and C&U markets should generate c. £20m of additional profits annually within three years. Higher sales growth at reasonable margins and economies of scale from leveraging the infrastructure will all contribute to the improvement in profitability.

Annual cost savings of c. £10m will be sought within the same time period from simplifying the business structure consistent with the strategy and the capabilities provided by EBS. One-off costs will be incurred to make these changes, probably over the next two years, however it is premature to determine the scale of these costs.

Cash flow will benefit from the higher profits and working capital efficiencies.

DIVIDEND

The Board recommends that the final dividend per share for the year be the same as last year (12.6p) to give 18.4p for the full year, an increase of 1.1%.

Dividend growth in recent years has been based on our view that the high cash generation of the Group, the strong balance sheet and the expectation of reasonably consistent profit growth would permit most of the earnings and cash flow to be distributed as dividend. Profits have not developed as expected, particularly in the UK and Europe, and in light of the strategic review the dividend policy has been reassessed.

The Board recognises the importance of dividends to shareholders and is confident that the successful implementation of EBS, execution of the strategy and cost reduction initiatives will significantly improve financial performance over the next three years. Consequently, assuming no substantial deterioration in economic conditions, the Board has decided that it should maintain the current level of dividend during these three years. To the extent necessary, the strength of the balance sheet will be used to support the dividend.

BOARD CHANGES

As announced on March 22nd, Jeff Hewitt, the Group Finance Director, wishes to seek early retirement from the Board in order to develop his career beyond executive duties.

Jeff has been Finance Director for nine years and has played a major role in all the Group activities from being active in strategy execution to Y2K and the launch of the Euro. Latterly, Jeff has played a leading role in the development of the EBS together with strengthening and developing the financial management and investor relations activity of the Group.

Jeff has been a tremendous colleague, catalyst and mentor to all in the Group who have had the pleasure of working with him, and we wish him continued success in his new career direction.

Our search for Jeff's replacement has been successful, and I am delighted to announce that Simon Boddie, Finance Director of Key Markets for Diageo, will be joining us during the summer. Simon brings much relevant experience, particularly of rapidly changing international markets, which will be of direct benefit to the Group.

Jeff will be staying with the Group to ensure a comprehensive hand over to Simon.

It is also a great pleasure to welcome Kevin Abbott to the Board. Kevin is CEO of Alpha Airports and not only brings current experience of a demanding service industry but also a breadth of relevant international knowledge. In the short time that Kevin has been on the Board, he has made a significant contribution.

CURRENT TRADING AND OUTLOOK

The Board is intent on delivering a sustainable and growing profit stream. We are announcing the next stage of the Group's development, which will achieve the Board's objectives by focusing on the key customer groups in each market served and reducing costs. A key enabler is the Enterprise Business System and its implementation this year in the UK is a major task. The Group does have a track record of executing change well.

Since the year end, trading has remained strong in North America, Asia, Japan and the smaller European markets but it has continued to be depressed in the UK and our main European markets. The leading indicators suggest a difficult trading environment in most of our markets and so we remain cautious on the outlook for the coming year.

We remain committed to generating high returns for shareholders over time as a result of past investments and the developments now in progress.

Bob Lawson, Chairman

25 May 2005

BUSINESS REVIEW

OPERATING PERFORMANCE

Group

At reported exchange rates, Group sales increased by 1.9% to £773.9m. Operating profit, before goodwill amortisation fell by 2.9% to £105.3m whilst profit before taxation and goodwill amortisation (PBT&G) fell by 2.5% to £104.4m. Earnings per share, before goodwill amortisation fell by 2.9% to 17.0p and after goodwill amortisation fell by 2.0% to 14.9p.

Changes in exchange rates, particularly the US dollar, had an impact on the Group's reported sales and profits. At constant exchange rates, the sales growth would have been 4.0%, operating profit decline 1.7% and PBT&G decline 1.2%. Exchange rate changes reduced the sales increase by £15.1m and increased the operating profit decline by £1.4m. The number of trading days also had an impact on sales growth: at constant exchange rates and adjusted for trading days, the sales growth was 4.5%.

Trading conditions worsened in the second half of the year with sales growth falling from 5.8% in the first half to 3.3% in the second half. The operating profit increase of 15.5% in the first half reversed to a decline of 13.5% in the second half, an overall decline of 1.7% for the year.

The gross margin for the year was 53.2%, 0.6 percentage points below last year. This was due partly to the changing mix of businesses and partly to gross margin changes within the individual companies. Allied's sales grew faster than the rest of the Group, but at a lower margin (around 38%) which accounts for a third of the gross margin reduction. Gross margin increased in some businesses, notably in Continental Europe, but declined in others, particularly in the UK.

Investment in selling and marketing was increased in most businesses and was £7.4m higher than last year. The increase was mainly in the sales forces. In addition, the redesign of the catalogue cost £1.6m.

The EBS projects had a significant impact on costs and profits. The profit impact increased £3.1m from £6.1m to £9.2m.

Process costs were £79.5m (10.3% of sales), compared to £77.6m last year (10.2% of sales).

Pension costs increased by £2.6m during the year entirely in the UK schemes (of which £1.0m was in Processes and

£1.6m was in the UK business).

Operating margins declined from 14.3% last year to 13.6% as a result of the above factors.

The interest charge of £0.9m was £0.5m lower than last year as the Group's Sterling deposits were higher than last year giving interest rate benefits. The tax rate of 29%, based on profit before tax and goodwill, was the same as last year.

Profit before tax and goodwill amortisation was £104.4m, down 1.2% on last year. Earnings per share before goodwill amortisation was 17.0p, down 2.9% on last year.

In accordance with FRS 10, the goodwill that arose on the acquisition of Allied of £214.8m (at acquisition exchange rates) is being written off over 20 years. Taken together with the amortisation of goodwill on another small historical acquisition, the total goodwill amortisation for the year was £9.4m (last year £10.2m).

Profit before tax after goodwill amortisation was £95.0m and the effective tax rate on this profit was 31.9% to give profit for the year of £64.7m and earnings per share after goodwill amortisation was 14.9p, down 2.0% on last year.

UK

RS UK sales by origin grew by 0.6% to £358.8m. Trading conditions declined as the year progressed; growth of 2.3% in the first half reversed to a decline of 1.0% in the second half. February and March were poor trading months and the business exited the year declining at 4.5% year on year. This was mainly due to the Easter holidays occurring in March this year compared with April last year.

The manufacturing sector remained weak during the year and employment in it continued to decline. Though more sales and marketing effort was directed to the service and public sectors, our sales mix by sector was unchanged on last year.

We have again increased our investment in sales and marketing activities to increase our coverage of customers. We believe the larger sales force is having a positive effect: where sales engineers have been in territories for longest and gained local experience, the sales performance is better. Our promotional activities continued and the 'Britain's Hero at Work' 2004 campaign, part of the 'Do Great Things' advertising initiative, achieved good increases in brand awareness. These activities helped maintain customer numbers during the year.

A redesigned catalogue was launched in October which was well received by customers, although it remains too early to judge overall reaction. Over two million additional product data attributes have been included in the new catalogue and products have been presented in ranges to increase comparability and hence ease the purchase decisions of customers. In addition, the number of volumes was reduced from seven to five. The Spring edition of the catalogue has been rescheduled from March to April so that the life of each catalogue issue remains 6 months. This rephasing also impacted March sales and year end stock levels.

Our network of 15 trade counters continued to perform strongly and had double-digit sales growth during the year. Trade counters continued to build enhanced services such as Managed Stock Replenishment (where RS manages the customers' stock at their sites supported by stock replenished from a local trade counter) with the number of MSR agreements growing by 18% over last year.

An indication of the success of our approach to the market was RS winning the 'Distributor of the Year' at the European Electronic Industry Awards. This was awarded for our success in identifying demand for new products and our ability to promote specific suppliers and technologies.

e-Commerce continues to perform strongly and sales through this channel increased by 28.7% in the year. At the year end sales via e-Commerce were 26% of sales, up from 20% at the end of last year. Wider use of e-Commerce will lead to some cost savings, as its proportion of the business increases. Order taking and customer enquiries are two areas of opportunity.

Exports from the UK to third party distributors and direct to overseas customers showed strong growth during the year, particularly in the Middle East.

Gross margin declined on last year and the rate of decline was higher as the year progressed. The reasons for the

decline were selective price adjustments to improve value perceptions, higher discounts to larger customers, product mix (selling more high ticket price items) and increased cost prices (particularly from suppliers suffering from commodity price increases). Actions are being taken to mitigate these supplier pressures.

The profit contribution fell £10.3m from £117.8m last year to £107.5m and the margin from 32.6% to 30.0%. The lower gross margin, higher selling and marketing costs, increased costs of EBS implementation and higher contributions to the defined benefit pension scheme were all factors. Notwithstanding the profit reduction, the UK business continues to be highly profitable and cash generative.

Rest of Europe

Rest of Europe sales grew by 2.5% to £243.5m, though the reported growth in Sterling was 1.0% reflecting the weaker Euro. Trading conditions worsened during the second half of the year, but overall growth rates remained steady. The March exit sales growth rate fell to 0.3%, primarily due to the change in the timing of Easter.

Sales in France declined slightly in the year. Sales were impacted in the first half by residual problems following the implementation of EBS in June 2003, but over the year these issues were resolved and customer service levels improved sufficiently to support a return to sales growth in the second half. Customer numbers remained steady. Sales and marketing efforts were intensified in the second half to capitalise on the improving customer sentiment. Our e-Commerce activities progressed well, particularly through further e-Procurement agreements and our PurchasingManagerTM application.

Sales in Germany grew in the year though at a lower rate in the second half. e-Commerce and targeted customers with good growth potential drove the growth. The e-Procurement and particularly PurchasingManagerTM applications have both shown high growth in the number of installations and in the sales mix. During the year, the cut off time for orders received was extended to 10 p.m. for next day delivery, which illustrates the benefit of the Bad Hersfeld warehouse location being close to the main carrier hubs.

In Italy, sales grew at a higher rate than in Germany, but the pattern was similar. Customer numbers continued to increase in both Germany and Italy.

The smaller European operations had a good year. Austria, Benelux and Spain all achieved double digit sales growth. In Austria, a key driver of the growth was a significant increase in customer service, through improving product availability. This was achieved by accessing the larger stockholding in Germany via overnight delivery service directly from the Bad Hersfeld warehouse.

e-Commerce continued to be successful across the region, achieving 22% of sales (up from 15% last year). In March, e-Commerce accounted for 24% of sales (up from 18% last year).

The profit contribution increased 12.1% to £56.0m and margin increased from 21.2% to 23.0%, reflecting higher overall gross margins.

North America

Allied's sales in North America grew by 19.4% to £112.8m during the year, although the reported growth in Sterling was 9.7%, reflecting the sharp weakening of the US Dollar. Sales growth slowed in the second half to 15.7% against more challenging comparatives. The exit rate of 13% was lower due to particularly strong sales in March last year.

Allied's largely electronic and electromechanical product range was further expanded in the catalogue launched in October 2004 with around 25,000 new additions to give a net increase of 15,000 products. The 'Customer First' initiative launched last year continued to be rolled out successfully across the sales branches whilst the deployment of more external salesmen was also positive. Allied continues to invest in improving service with the recent implementation of the Manugistics demand forecasting system used elsewhere in the Group, whilst the customer quotations system has also been upgraded.

e-Commerce remains underdeveloped in Allied. Work on improving the website is continuing and it will be available during 2005/06. Better search functionality was introduced during the past year. A system to improve the processing of customer quotations is also being introduced.

Gross margin remained stable at around 38%.

The profit contribution increased 29.7% to £15.8m and the margin increased from 12.9% last year to 14.0%. This improvement progressed during the year, with margins of 13.3% in the first half and 14.7% in the second.

Japan

Sales grew by 24.0% to £17.0m with continued growth in both customer numbers and the frequency with which customers purchase. The reported growth in Sterling was 18.1%. Growth of 19.4% in the second half was lower than the 29.7% achieved in the first half of the year, whilst the exit rate of 15.9% in March was impacted by the lack of a March catalogue and lower year end purchasing by customers.

e-Commerce became the most important way to market in Japan by reaching 50% of sales in March (up from 43% last year). Sales through our PurchasingManagerTM and e-Procurement applications both grew well.

Catalogue frequency has been reduced to once a year (from twice a year) supported by interim new product updates, following the positive experiences in France and Italy. The number of products has been increased from 47,000 to 52,000 in the year.

Profitability continued to improve during the year to give a profit contribution of £1.5m against break-even last year.

Rest of World

Sales in Rest of World grew by 9.1% to £41.8m, although the reported growth in Sterling was 4.5%. Trading conditions varied across the region with China particularly strong.

Sales in China, including Hong Kong, grew by 17.5% whilst sales grew by 25.7% in mainland China and exited the year at 44%. The same day offer (SDO) launched in Shanghai was extended into Beijing during the second half. SDO is based on holding stock for sale in the Shanghai area to allow despatch on the day the order is received, so providing more immediate customer delivery. Its implementation has required the agreement of customs and VAT authorities to ensure that the stock can be replenished and despatched quickly. New arrangements with local bankers also ensure that payments made by customers can be cleared flexibly. All of these relationships and permissions are privileges and together mean that we have a leading service position that is difficult for others to match. The high growth in China and Hong Kong was complemented by good growth in the other businesses in Asia and Australasia.

The implementation of EBS in Asia continues to progress: Hong Kong went live in May 2005 and will be followed next year by Shanghai.

e-Commerce grew to 17% of sales in Asia in March (up from 11% last year). Growth was particularly good in Australasia and Singapore.

The profit contribution of £4.0m was the same as last year and the margin fell slightly from 10.0% to 9.6%. Profits grew in all businesses, except South Africa, where exchange rate fluctuations resulted in lower sales and a lower contribution margin.

Processes

The Processes support our operating companies by ensuring that they have the products, infrastructure and expertise to provide consistently high service levels around the world.

Process costs during the year were £79.5m, up 2.4% from last year and amounting to 10.3% of sales. After adjusting for the costs of EBS net of legacy savings, the catalogue transformation project and increased pension contributions, Process costs were 8.9% of sales (last year 9.5%).

Information systems - Our high transaction volumes need to be processed accurately and consistently to achieve our high level of total customer service. Robust information systems are therefore vital to the success of the business and are a key resource in the Group. They are an area of significant cost and investment. Information Systems, including the costs of the EBS projects, accounted for just under half of total Process costs. A detailed review of the EBS projects is given below.

Supply Chain - Our Supply Chain ensures that there is stock available to meet orders as they are received. Whilst customer service is our priority, efficient stock management is also critical.

Many of the key performance measures used by the Group are customer service based and these have improved particularly in UK, France and Germany over the past year reflecting the investment in stock.

Stock increased during the year by £13.6m, resulting in a lower turn (from 2.7x to 2.5x). The increase in stock to improve customer service was one factor, but the planned rescheduling of the UK catalogue launch to April 2005 means that new product stock was on hand at the year end. These two factors accounted for around £8m of stock increase.

In the US and Japan, stock levels have been kept in line with the growth of sales and this represents around £4m of the stock increase.

Further investment was made in an increased number of products stocked in Shanghai, supporting the SDO project and its expansion into Beijing. This represents around £1m of the stock increase.

Product Management - The Group offers around 350,000 distinct products to its worldwide customer base. Recently, considerable effort has been put into ensuring the coherence of our product ranges.

Many more joint promotions with suppliers have been implemented, as suppliers recognise that we can be an important part of their sales and marketing effort.

In light of new and more complex product regulations being introduced around the world, suppliers are much more aware of the damage that can be done to their brands unless tight regulatory controls are maintained. We invest considerable time and resources in making sure that we understand all of the compliance requirements in the markets we serve, so that we can support both customers and suppliers securely.

A particularly important development for everyone in the electronics industry is the Restriction of Hazardous Substances Directive (RoHS), which will take effect in July 2006. Whilst this is a European Union Directive, it is becoming a de-facto world standard, being followed in Japan and certain states of the US, and so is affecting all our businesses. A team was formed during 2003, which has worked with industry experts, suppliers and customers to develop our approach to all the implications of RoHS.

A major programme was initiated to contact all suppliers of affected RoHS components and information and changes are now being received at an accelerating rate. This is used to update our compliance records and the information is then made available to customers via the RS web-sites and technical support teams. Suppliers are making their products compliant at different rates and to differing degrees; for example, some suppliers plan to change their product numbers and others do not. The Group is actively managing its existing stock to minimise the time taken to sell out of non-compliant products as this will help limit the need for additional RoHS-related stock and / or stock disposals. As soon as the compliant products are made available by suppliers, they are being introduced into the RS range. Programmes are in place to educate and inform customers, e.g. through customer seminars and support for the Government education programme in the UK, as well as the internet trading channel and technical support function.

Media Publishing - The Media Publishing Process manages and delivers all the major media for the Group: whether they be catalogues, 'specialogues', CD-ROMs or web sites.

During the year, we have invested in a new catalogue publishing and content system. This was first used in the production of the October 2004 catalogue in the UK and cash costs were over £3m, of which around half has been expensed. The system allows the presentation of products in ranges rather than in the modular format previously used. Our research shows that this makes products easier to find and compare. The information held on the products is also more extensive. As well as the additional information provided on products, the new system enables us to show links to complementary products, to encourage pull-through sales.

The next step is to structure the e-Commerce product database information into the same range-based format.

When the effectiveness of the catalogue change is fully established, the intention is to roll out the new catalogue format into other markets.

Group Facilities - Group Facilities manages the development and effectiveness of the warehouses and office buildings used by the Group. No significant investments took place during the year, although we continue to maintain and

upgrade our current properties. The continued growth of Allied implies that additional warehouse capacity will be needed in due course.

FINANCIAL REVIEW AND CAPITAL STRUCTURE

Cashflow and balance sheet

Operating cash flow was £117.4m, down from £134.8m last year. Cash conversion remained high at 111.5% of operating profit before goodwill amortisation (last year 124.2%). The increased working capital outflow was the main reason for the decline.

Working capital outflows amounted to £10.2m, compared to an inflow of £3.5m last year. This was mainly due to higher stock and the timing of pension payments. The extra stock was built to support sales and customer services as described above. The cash outflow from creditors was £2.8m, mainly due to payment of additional prior year pension contributions. Trade creditor days were similar to last year at 43.5 (43.9 last year). Debtors decreased by £6.2m and so trade debtor days were 50.9 compared with 52.8 last year: Easter had a beneficial impact on debtors at the end of March, but will reverse in the coming year.

Free cash flow fell by 26.4% to £61.1m again reflecting the working capital outflow but also higher capital expenditure. Net capital expenditure was £23.8m, up from £19.2m last year, when a property was sold for its net book value of £3.1m. Of this capital expenditure £13.0m was on EBS projects, up from £10.2m last year. Gross capital expenditure as a multiple of depreciation was 1.1x, slightly above the 1.0x last year. Interest and tax payments amounted to £32.5m, which were similar to last year. EBS had a much larger impact on cash flow in the year than in previous years, as described below.

The cash outflow on dividends was £80.0m, up 6.1% from £75.4m last year. Exchange rate movements increased net debt by £2.0m to give an overall increase in net debt of £20.9m to £55.4m.

Gearing increased to 16.8% from 10.0% last year but interest cover (before goodwill amortisation) increased to 117x from 77x last year due to the fall in interest charge this year.

Exchange rate changes had less overall impact on the balance sheet than last year: exchange rate translation increased net assets by £1.6m compared to a reduction of £29.2m last year.

Capital structure

Net debt of £55.4m at the year end was made up of gross debt of £120.2m (denominated £62.3m in US Dollars, £33.6m in Yen and £24.3m in other currencies) and financial assets of £64.8m (denominated £17.5m in Euro, £44.6m in Sterling and £2.7m in other currencies). These dispositions are based on interest rate differentials and tax efficiency. Borrowing requirements through the year are significantly determined by dividend and tax payments. The peak borrowing last year was £98.6m.

The Group's two main sources of debt are a bilateral facility for $100m maturing in February 2008 and a syndicated facility for $75m and £110m from eight banks maturing in February 2010. These facilities were put into place in February 2005 to replace, at a lower margin, all the previous facilities.

Financial returns

Profit before tax and goodwill on net assets was 31.6%, up from 31.1% last year. These returns remain significantly higher than the Group's cost of capital.

e-COMMERCE

e-Commerce will be a critical part of our future strategy. e-Commerce has been an area of rapid growth since 1998

when the first website was launched (rs
www.com
) in the UK. e-Commerce sales were 20% of total sales for the year, up
from 15% last year, and exited the year at 22%, up from 17% last year: e-Commerce sales of £155.9m were 38% higher than last year.

Our e-Commerce activities are based on a common platform. It comprises three channels: the internet website, which supports sales via 70 websites in 17 languages, PurchasingManagerTM; and e-Procurement. Sales through websites still make up the majority of e-Commerce sales. e-Procurement and PurchasingManagerTM both enable customers to monitor ar control purchases more carefully and functions such as online order approval help to lower the customers' transaction costs. PurchasingManagerTM is our customised front end to the website, which is provided free to our customers. e-Procurement utilises the customers' own e-procurement system, which can punch out to the RS website.

PurchasingManagerTM continues to be particularly successful and is now used by more than 4,000 customer accounts in 12 countries (last year, 800 accounts in 10 countries). Revenues through this channel are now close to that of the e-Procurement stream, reflecting the ease of using PurchasingManagerTM whilst also demonstrating the challenge that customers have of using integrated e-procurement systems.

Internet functionality has continued to improve during the year with new parcel tracking and easier order input facilities.

New marketing approaches such as search engine promotion and bulk email broadcasting are becoming an important part of our activities, and are used to increase marketing pressure and awareness.

ENTERPRISE BUSINESS SYSTEM PROJECTS

Objectives and progress

The Enterprise Business System projects are complex multi-year change management projects, the objective of which is to improve significantly our service to customers, increase the effectiveness and efficiency of our businesses operations and to make our systems infrastructure more robust and secure. This will result from implementing more standardised and integrated systems and data structures across the businesses. The projects are a critical enabler of the evolving Group strategy and are a key means of achieving greater flexibility and lower costs.

The next implementation of the European template is in the UK, including the central logistics and Process activities. The plan is for the UK go-live to take place towards the end of 2005/06, but at this stage it is not possible to be absolutely precise on timing. The implementation will take place when the system and the business are ready and the quality standard applied to the go-live decision will be very high. Contingency plans are also being developed and tested in detail. Additional stock will be carried to support customer service for a period before and after the UK go-live whilst there is also additional capital investment in systems capacity and infrastructure in the coming year to ensure robust system performance.

After the UK, the next roll out will be in Germany, where some long lead-time preparation has been done, Italy and then the smaller businesses. The roll out should be completed over the next four years, by 2008/09.

A similar but smaller EBS project is underway in Asia, with implementations completed in Singapore, Malaysia, Philippines, Australia and most recently (May 2005) in Hong Kong. The next roll out will be to Shanghai.

In due course there will be a systems investment required in Allied, though on a much smaller scale than EBS in Europe.

Costs and cash flows

The EBS projects have had a substantial impact on the financial performance of the Group in terms of profit and cash flow over the past five years. This impact is expected to peak in 2005/06 with the UK implementation.

The capital items of the projects include the hardware and software licenses. The capitalised costs also include the costs of designing, building and testing the applications whether by third party consultants or through internal

labour. Depreciation of the capitalised amounts reflects specified rates for the different components depending on their estimated life. The range of the lives is two years to eight years and the initiation of depreciation is when the asset first comes into use. Hence, given the magnitude of the UK and central logistics go-live, there will be a substantial increase in annual depreciation at this go-live. Depreciation is included in Process costs. The net book value (or carrying value) of capitalised costs is reviewed for impairment periodically.

The expensed project costs relate to training and business change, together with any inefficiencies in otherwise capitalisable costs. In effect, these are the costs of preparing the system for the business and are included in Process costs. The expensed project costs increase sharply as the projects move into their later phases.

Costs that are incurred by the business to cover the costs of training (such as taking on additional sales staff to ensure that training does not impact current customer service) and change management are expensed and shown as local costs.

The EBS applications require maintenance and support, including help desk activities. These costs are expensed as part of Process costs, but are offset by savings of such costs on the legacy systems.

In the current year, EBS has impacted profit by about £9.2m and cash flow by £16.6m (both net of displaced legacy costs of £4.9m), which are a substantial increase on last year, where the impacts on profit and cash flow were £6.1m and £12.4m respectively. Over the last five years, the cash outflow on the project of about £71.6m has largely been on capital expenditure, which amounted to £63.2m.

The costs to complete the EBS projects require many assumptions on the success in meeting milestones and hence the implementation timing. Based on current plans, the UK and central logistics implementation is expected to drive a large increase in costs and cash outflow in 2005/06, approximately doubling the profit and cash flow impacts from 2004/05. The local costs and Process costs will both increase sharply given the intensified training schedule, whilst the depreciation impact will reflect the detailed timing of go-live. The working capital outflow on support stock is now expected to be around £11m. This will be run down in 2006/07.

Capital expenditure is expected to be higher in 2005/06 than previously planned, due to greater consultancy resource required in the build and testing phases and also due to more investment in equipment capacity. Also, third party hosting will be introduced for the major hardware components of EBS and other major Group systems to increase security and resilience.

The incidence of costs, stock build and capital expenditure in the coming year are expected to be concentrated in the first half which will significantly depress the overall free cash flow of the Group in this period.

In 2006/07, the operating profit impact is likely to be similar to 2005/06, with the reduction in local and expensed project costs being offset by higher (annualised) depreciation. The cash outflow is expected to be much lower than in 2005/06, due to lower costs, the release of the safety stock and lower capital expenditure.

The implementations in Germany, Italy and elsewhere in Europe will be roll outs of the existing template with limited modification and so project costs and the cash flow impact reduce shortly after 2006/07.

Given the current assumptions, the overall cash costs (capital and expense) of the EBS projects are expected to be around £110m-£120m through to 2008/09 from 2000/01, before interest and tax and before any benefits other than legacy cost savings. Of this, around 90% relates to Europe, the rest to Asia. The operating profit impact is around £80m over the 8 years of the project.

Benefits

The major benefits of the EBS projects are the qualitative ones that derive from having more standardised and integrated operating systems, procedures and data structures. The realisation of further competitive advantage through enhanced customer service and capability is key.

Specific measurable benefits will only become visible after the UK and common logistics go-live and stabilisation and a change of this magnitude will require some settling in during 2006/07. Stock efficiencies are expected to improve significantly as stock can be managed with a regional database as against the current country level information. Operating structures with improved efficiencies, such as from shared services, will be driven from common procedures and data. Customer and supplier support and capabilities should be significantly enhanced,

including more rapid and focused product introductions. Over the project life, we believe the benefits of the projects should broadly cover the cash investment.

PENSION

The Group has defined benefit schemes in the UK (closed to new entrants in April 2003 and replaced by a new defined contribution scheme), Ireland (closed to new entrants) and Germany. Elsewhere, including the replacement UK scheme, the schemes are defined contribution.

SSAP 24 remains the accounting standard applied to pensions. A triennial valuation of the UK defined benefit scheme was carried out as at 31 March 2004 and completed during the year. It showed a deficit of £33.4m, net of deferred tax of £14.3m. In order to eliminate the deficit, based on the assumptions used in the valuation, the Group is making annual payments to the scheme for the next 15 years of £4.3m (increasing at 3% per year). Last year, an increased charge of £1.8m was taken.

The total charge for defined benefit schemes increased by £2.4m to £8.5m. From 1 April 2005, employee contributions to the scheme have also increased. The UK defined contribution scheme incurred a charge of £0.4m, an increase of £0.2m over last year.

The statutory minimum funding position of the UK defined benefit scheme remains relatively strong with a Minimum Funding Ratio of 135%-140% as at 31 March 2005 (last year 125%-130%).

FRS 17 was due to replace SSAP 24 in 2005 but has not been implemented due to the deferral by the Accounting Standards Board. The Group will move to IAS 19 next year, which should be similar in application to FRS 17, pending the approval of the recent amendment by the International Accounting Standards Board. Under FRS 17, the defined benefit schemes showed a combined deficit of £32.4m, net of deferred tax, compared to a deficit of £34.6m at the end of last year. The charge to profits arising from these schemes would have been £10.6m (last year £10.4m).

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group will report using International Financial Reporting Standards for the year ending 31 March 2006. The next set of interim financial statements, for the six months ending 30 September 2005, will consequently also be prepared using these standards.

A project team has been working for 18 months to estimate the extent of the changes to the Group results. The main changes for the Group include accounting for defined benefit pension schemes, share option plans, dividends and goodwill. The changes to reported profit will also change the presentation of earnings per share.

We plan to make a separate announcement on the extent of changes arising from the conversion to International Financial Reporting Standards in July 2005.

Consolidated Profit and Loss Account

For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Turnover	1	773.9	759.3
Cost of sales		(361.8)	(350.9)
Gross profit		412.1	408.4
Distribution and marketing expenses		(298.8)	(290.9)
Administrative expenses			

- Before amortisation of goodwill		(8.0)	(9.0)
- Amortisation of goodwill		(9.4)	(10.2)
		(17.4)	(19.2)
Operating profit			
- Before amortisation of goodwill		105.3	108.5
- Amortisation of goodwill		(9.4)	(10.2)
		95.9	98.3
Net interest payable		(0.9)	(1.4)
Profit on ordinary activities before taxation	1	95.0	96.9
Profit before taxation and amortisation of goodwill		104.4	107.1
Taxation on profit on ordinary activities	2	(30.3)	(31.0)
Profit on ordinary activities after taxation	7	64.7	65.9
Dividend		(80.0)	(79.1)
Retained loss for the financial year		(15.3)	(13.2)
Earnings per share			
Basic	3		
• Before amortisation of goodwill		17.0p	17.5p
• After amortisation of goodwill		14.9p	15.2p
Dividend per share			
• Interim (paid)		5.8p	5.6p
• Final (proposed)	4	12.6p	12.6p
		18.4p	18.2p

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 31 March 2005

Profit for the financial year		64.7	65.9
Translation differences		1.6	(29.2)
Total recognised gains and losses relating to the year		66.3	36.7
Prior year adjustment: implementation of UITF 38	11	(1.3)	
Total recognised gains and losses since last annual report		65.0	

All profits and losses are stated at historical cost.

The reconciliation of movements in shareholders' funds is in note 7.

Consolidated Balance Sheet

As at 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Fixed assets			
Intangible fixed assets		129.6	141.8
Tangible fixed assets	6	165.8	163.3
Investments		0.2	0.1
		295.6	305.2
Current assets			
Stocks		142.3	128.7
Debtors		152.4	151.6
Investments		53.6	65.4
Cash at bank and in hand		11.2	7.9
		359.5	353.6
Creditors: amounts falling due within one year		(207.0)	(210.0)
Net current assets		152.5	143.6
Total assets less current liabilities		448.1	448.8
Creditors: amounts falling due after more than one year		(103.1)	(92.8)
Provisions for liabilities and charges		(14.3)	(11.6)
		330.7	344.4
Capital and reserves			
Called-up share capital		43.5	43.5
Share premium account		38.4	38.4
Retained earnings		248.8	262.5
Equity shareholders' funds	7	330.7	344.4

Consolidated Cash Flow Statement

For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		95.9	98.3
Amortisation of goodwill		9.4	10.2
Depreciation and other amortisation		22.3	22.8
(Increase) decrease in stocks		(13.6)	1.0
Decrease (increase) in debtors		6.2	(8.4)

(Decrease) increase in creditors		(2.8)	10.9
Net cash inflow from operating activities		117.4	134.8

CASH FLOW STATEMENT

Net cash inflow from operating activities		117.4	134.8
Returns on investments and servicing of finance		(1.3)	(1.3)
Taxation		(31.2)	(31.3)
Capital expenditure	9	(23.8)	(19.2)
Free cash flow		61.1	83.0
Equity dividends paid		(80.0)	(75.4)
Cash flow before use of liquid resources and financing		(18.9)	7.6
Management of liquid resources		11.8	(41.6)
Financing			
Shares		-	0.1
Loans		14.2	42.0
Increase in cash in the year		7.1	8.1

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

Increase in cash		7.1	8.1
Management of liquid resources		(11.8)	41.6
Financing - loans		(14.2)	(42.0)
Change in net debt relating to cash flows		(18.9)	7.7
Translation differences		(2.0)	4.7
Change in net debt for the year		(20.9)	12.4
Net debt at the beginning of the year		(34.5)	(46.9)
Net debt at the end of the year	8	(55.4)	(34.5)

Notes to the Preliminary Statement

For the year ended 31 March 2005

1. Segmental analysis

a. By geographical destination		2005 £m	2004 £m
Turnover:	United Kingdom	345.2	348.2
	Rest of Europe	247.6	245.0
	North America	111.8	102.2
	Japan	17.0	14.4
	Rest of World	52.3	49.5
		773.9	759.3

b. By geographical origin		2005 £m	2004 £m
Turnover:	United Kingdom	358.8	361.0
	Rest of Europe	243.5	241.1
	North America	112.8	

RNS Number:7108M
Electrocomponents PLC
25 May 2005

Embargoed to 7:00am, Wednesday 25 May 2005

PRELIMINARY STATEMENT

Electrocomponents plc, the major international high service distributor of electronic, electromechanical, electrical, industrial and commercial supplies, today announces its results for the year ended 31 March 2005.

SUMMARY RESULTS

				Adjusted *	
Sales	£773.9m	up	1.9%	up	4.5%
Before amortisation of goodwill					
Operating profit	£105.3m	down	2.9%	down	1.7%
Profit before tax	£104.4m	down	2.5%	down	1.2%
Earnings per share	17.0p	down	2.9%		
After amortisation of goodwill					
Operating profit	£95.9m	down	2.4%		
Profit before tax	£95.0m	down	2.0%		
Earnings per share	14.9p	down	2.0%		
Dividend per share	18.4p	up	1.1%		
Free cash flow	£61.1m	down	26.4%		
Net debt	£55.4m	up by	£20.9m		

* Adjusted for changes in exchange rates, UITF 38, Accounting for ESOP Trusts and (for sales) trading days

HIGHLIGHTS

- Group results in line with Trading Update issued on 22 March 2005
- Sales up 4.5% with good growth in North America, Japan and Asia offset by lower growth in the UK and Europe
- Operating return on sales remained high at 13.6% despite pressure on gross margin and increased selling and marketing costs
- Strategy developed to refocus on key customer groups and reduce costs
- EBS projects making good progress
- Board intends to maintain dividend at current level for next three years

CURRENT TRADING AND OUTLOOK

Bob Lawson, Chairman, commented:

"The Board is intent on delivering a sustainable and growing profit stream. We are announcing the next stage of the Group's development, which will achieve the Board's objectives by focusing on the key customer groups in each market served and reducing costs. A key enabler is the Enterprise Business System and its implementation this year in the UK is a major task. The Group does have a track record of executing change well.

Since the year end, trading has remained strong in North America, Asia, Japan and the smaller European markets but it has continued to be depressed in the UK and our main European markets. The leading indicators suggest a difficult trading environment in most of our markets and so we remain cautious on the outlook for the coming year."

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 25 May, thereafter 01865 204000

The results and presentation to analysts with accompanying audiocast are published on the corporate website at www.electrocomponents.com

Notes on the Preliminary Statement:

Definitions of terms: In order to reflect underlying business performance, comparisons of sales and profits between periods have been adjusted as follows unless otherwise stated:

- changes in sales are adjusted for exchange rates and the number of trading days

- changes in profits are adjusted for exchange rates and for the prior year restatement for the adoption of UITF 38 (Accounting for ESOP Trusts); and

- changes in cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Safe Harbour: Our preliminary statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS

FOR THE YEAR ENDED 31 MARCH 2005

SUMMARY OF GROUP RESULTS

The results for the year were in line with the expectations set out in our Trading Update of 22 March 2005. Group sales increased by 4.5% to £773.9m. Sales improved in all regions in the first half but the trading environment deteriorated as the second half progressed and the sales growth rate reduced.

Operating profit before tax and goodwill of £105.3m for the full year, remained high at 13.6% of sales though was down from 14.3% last year. This reflected a lower gross margin, higher systems project costs, increased sales and marketing investment and higher pension costs. Profit contribution from the UK declined by £10.3m and offset contribution increases elsewhere. Profit before tax and goodwill was £104.4m, down 1.2% (adjusted) on prior year. Earnings per share before goodwill amortisation was 17.0p, down from 17.5p last year.

Free cash flow of £61.1m was £21.9m below last year due to the systems project and higher stock to support higher customer service levels. Net debt was £55.4m at the year end compared with £34.5m last year.

STRATEGY

During the year, our strategy has evolved in response to comprehensive customer research and a complete review of our infrastructure costs. Our objective remains to grow all our businesses around the world and we will do this faster by focusing on two customer groups where we have particular strength. Following the successful implementation of the Enterprise Business System (EBS), a lower cost infrastructure will be created. The strategy and cost initiatives will have a substantial positive impact on the medium term financial performance of the Group.

Electronic and Electromechanical (EEM)

The Group will focus on the EEM market and improve the competitiveness of its offer in meeting the needs of R&D and maintenance engineers around the world. RS is recognised by customers as a leader in this market, however, the competitiveness of our offer has declined as we have focused on developing other technologies and competition has improved. Refocusing on this core strength will drive faster sales growth, through protecting existing business and our ability to exploit an improved offer through all our businesses. A plan to develop the offer is being implemented.

Convenient and Urgent (C&U)

The Group generates significant revenue from customers who value convenience (one-stop-shop) or have an urgent product need ("can't find it"). Our offer will be optimised to meet the needs of these customers and the cost to serve reduced. Actions to improve our competitiveness will be implemented, including improving our price perception, increasing our flexibility in meeting customers' needs, greater leverage of e-Commerce and improving our Sales and Marketing effectiveness.

Geographic Portfolio Strategy

Our businesses around the world will be managed differently depending on their stage of development and scale of growth opportunity. Our UK and main European markets need to perform. We will continue to invest to develop the massive market potentials in the US, China and Japan where we have strong established businesses. The smaller markets will be free to develop their potential through the continuation of their existing high growth. The primary focus of the strategy is creating and deploying a world-class EEM offer through all businesses.

INFRASTRUCTURE AND EBS

The Group is a high service, high cost, high return business. Our costs have increased as we have built a global infrastructure and invested heavily ahead of growth. EBS is the final piece of the infrastructure build and is significantly increasing our costs over several years. Good progress is being made on the implementation of EBS into the UK business including Group Processes. A strong delivery team, high level of business engagement and clear progress against the plan, including the very smooth introduction of our first major upgrade into France, reaffirm our confidence in implementation and benefits realisation.

Following the successful implementation of EBS, a lower cost infrastructure will be created through sales growth generating economies of scale, the decline of EBS costs, EBS benefits and specific cost reduction initiatives.

FINANCIAL CONSEQUENCES

The Board believes the actions we are taking will lead to a substantial improvement in the Group's medium term financial performance.

The operating profit impact of the EBS implementation will peak over the next two years and will then reduce significantly due to reduced costs and to benefits realisation. The cash flow impact peaks in the coming year and then will improve considerably as depreciation replaces capital expenditure and cost. The successful implementation of EBS will also enable the strategy and other cost reduction initiatives.

We estimate that the refocusing of the strategy on EEM and C&U markets should generate c. £20m of additional profits annually within three years. Higher sales growth at reasonable margins and economies of scale from leveraging the infrastructure will all contribute to the improvement in profitability.

Annual cost savings of c. £10m will be sought within the same time period from simplifying the business structure consistent with the strategy and the capabilities provided by EBS. One-off costs will be incurred to make these changes, probably over the next two years, however it is premature to determine the scale of these costs.

Cash flow will benefit from the higher profits and working capital efficiencies.

DIVIDEND

The Board recommends that the final dividend per share for the year be the same as last year (12.6p) to give 18.4p for the full year, an increase of 1.1%.

Dividend growth in recent years has been based on our view that the high cash generation of the Group, the strong balance sheet and the expectation of reasonably consistent profit growth would permit most of the earnings and cash flow to be distributed as dividend. Profits have not developed as expected, particularly in the UK and Europe, and in light of the strategic review the dividend policy has been reassessed.

The Board recognises the importance of dividends to shareholders and is confident that the successful implementation of EBS, execution of the strategy and cost reduction initiatives will significantly improve financial performance over the next three years. Consequently, assuming no substantial deterioration in economic conditions, the Board has decided that it should maintain the current level of dividend during these three years. To the extent necessary, the strength of the balance sheet will be used to support the dividend.

BOARD CHANGES

As announced on March 22nd, Jeff Hewitt, the Group Finance Director, wishes to seek early retirement from the Board in order to develop his career beyond executive duties.

Jeff has been Finance Director for nine years and has played a major role in all the Group activities from being active in strategy execution to Y2K and the launch of the Euro. Latterly, Jeff has played a leading role in the development of the EBS together with strengthening and developing the financial management and investor relations activity of the Group.

Jeff has been a tremendous colleague, catalyst and mentor to all in the Group who have had the pleasure of working with him, and we wish him continued success in his new career direction.

Our search for Jeff's replacement has been successful, and I am delighted to announce that Simon Boddie, Finance Director of Key Markets for Diageo, will be joining us during the summer. Simon brings much relevant experience, particularly of rapidly changing international markets, which will be of direct benefit to the Group.

Jeff will be staying with the Group to ensure a comprehensive hand over to Simon.

It is also a great pleasure to welcome Kevin Abbott to the Board. Kevin is CEO of Alpha Airports and not only brings

current experience of a demanding service industry but also a breadth of relevant international knowledge. In the short time that Kevin has been on the Board, he has made a significant contribution.

CURRENT TRADING AND OUTLOOK

The Board is intent on delivering a sustainable and growing profit stream. We are announcing the next stage of the Group's development, which will achieve the Board's objectives by focusing on the key customer groups in each market served and reducing costs. A key enabler is the Enterprise Business System and its implementation this year in the UK is a major task. The Group does have a track record of executing change well.

Since the year end, trading has remained strong in North America, Asia, Japan and the smaller European markets but it has continued to be depressed in the UK and our main European markets. The leading indicators suggest a difficult trading environment in most of our markets and so we remain cautious on the outlook for the coming year.

We remain committed to generating high returns for shareholders over time as a result of past investments and the developments now in progress.

Bob Lawson, Chairman

25 May 2005

BUSINESS REVIEW

OPERATING PERFORMANCE

Group

At reported exchange rates, Group sales increased by 1.9% to £773.9m. Operating profit, before goodwill amortisation fell by 2.9% to £105.3m whilst profit before taxation and goodwill amortisation (PBT&G) fell by 2.5% to £104.4m. Earnings per share, before goodwill amortisation fell by 2.9% to 17.0p and after goodwill amortisation fell by 2.0% to 14.9p.

Changes in exchange rates, particularly the US dollar, had an impact on the Group's reported sales and profits. At constant exchange rates, the sales growth would have been 4.0%, operating profit decline 1.7% and PBT&G decline 1.2%. Exchange rate changes reduced the sales increase by £15.1m and increased the operating profit decline by £1.4m. The number of trading days also had an impact on sales growth: at constant exchange rates and adjusted for trading days, the sales growth was 4.5%.

Trading conditions worsened in the second half of the year with sales growth falling from 5.8% in the first half to 3.3% in the second half. The operating profit increase of 15.5% in the first half reversed to a decline of 13.5% in the second half, an overall decline of 1.7% for the year.

The gross margin for the year was 53.2%, 0.6 percentage points below last year. This was due partly to the changing mix of businesses and partly to gross margin changes within the individual companies. Allied's sales grew faster than the rest of the Group, but at a lower margin (around 38%) which accounts for a third of the gross margin reduction. Gross margin increased in some businesses, notably in Continental Europe, but declined in others, particularly in the UK.

Investment in selling and marketing was increased in most businesses and was £7.4m higher than last year. The increase was mainly in the sales forces. In addition, the redesign of the catalogue cost £1.6m.

The EBS projects had a significant impact on costs and profits. The profit impact increased £3.1m from £6.1m to £9.2m.

Process costs were £79.5m (10.3% of sales), compared to £77.6m last year (10.2% of sales).

Pension costs increased by £2.6m during the year entirely in the UK schemes (of which £1.0m was in Processes and £1.6m was in the UK business).

Operating margins declined from 14.3% last year to 13.6% as a result of the above factors.

The interest charge of £0.9m was £0.5m lower than last year as the Group's Sterling deposits were higher than last year giving interest rate benefits. The tax rate of 29%, based on profit before tax and goodwill, was the same as last year.

Profit before tax and goodwill amortisation was £104.4m, down 1.2% on last year. Earnings per share before goodwill amortisation was 17.0p, down 2.9% on last year.

In accordance with FRS 10, the goodwill that arose on the acquisition of Allied of £214.8m (at acquisition exchange rates) is being written off over 20 years. Taken together with the amortisation of goodwill on another small historical acquisition, the total goodwill amortisation for the year was £9.4m (last year £10.2m).

Profit before tax after goodwill amortisation was £95.0m and the effective tax rate on this profit was 31.9% to give profit for the year of £64.7m and earnings per share after goodwill amortisation was 14.9p, down 2.0% on last year.

UK

RS UK sales by origin grew by 0.6% to £358.8m. Trading conditions declined as the year progressed; growth of 2.3% in the first half reversed to a decline of 1.0% in the second half. February and March were poor trading months and the business exited the year declining at 4.5% year on year. This was mainly due to the Easter holidays occurring in March this year compared with April last year.

The manufacturing sector remained weak during the year and employment in it continued to decline. Though more sales and marketing effort was directed to the service and public sectors, our sales mix by sector was unchanged on last year.

We have again increased our investment in sales and marketing activities to increase our coverage of customers. We believe the larger sales force is having a positive effect: where sales engineers have been in territories for longest and gained local experience, the sales performance is better. Our promotional activities continued and the "Britain's Hero at Work" 2004 campaign, part of the "Do Great Things" advertising initiative, achieved good increases in brand awareness. These activities helped maintain customer numbers during the year.

A redesigned catalogue was launched in October which was well received by customers, although it remains too early to judge overall reaction. Over two million additional product data attributes have been included in the new catalogue and products have been presented in ranges to increase comparability and hence ease the purchase decisions of customers. In addition, the number of volumes was reduced from seven to five. The Spring edition of the catalogue has been rescheduled from March to April so that the life of each catalogue issue remains 6 months. This rephasing also impacted March sales and year end stock levels.

Our network of 15 trade counters continued to perform strongly and had double-digit sales growth during the year. Trade counters continued to build enhanced services such as Managed Stock Replenishment (where RS manages the customers' stock at their sites supported by stock replenished from a local trade counter) with the number of MSR agreements growing by 18% over last year.

An indication of the success of our approach to the market was RS winning the 'Distributor of the Year' at the European Electronic Industry Awards. This was awarded for our success in identifying demand for new products and our ability to promote specific suppliers and technologies.

e-Commerce continues to perform strongly and sales through this channel increased by 28.7% in the year. At the year end sales via e-Commerce were 26% of sales, up from 20% at the end of last year. Wider use of e-Commerce will lead to some cost savings, as its proportion of the business increases. Order taking and customer enquiries are two areas of opportunity.

Exports from the UK to third party distributors and direct to overseas customers showed strong growth during the

year, particularly in the Middle East.

Gross margin declined on last year and the rate of decline was higher as the year progressed. The reasons for the decline were selective price adjustments to improve value perceptions, higher discounts to larger customers, product mix (selling more high ticket price items) and increased cost prices (particularly from suppliers suffering from commodity price increases). Actions are being taken to mitigate these supplier pressures.

The profit contribution fell £10.3m from £117.8m last year to £107.5m and the margin from 32.6% to 30.0%. The lower gross margin, higher selling and marketing costs, increased costs of EBS implementation and higher contributions to the defined benefit pension scheme were all factors. Notwithstanding the profit reduction, the UK business continues to be highly profitable and cash generative.

Rest of Europe

Rest of Europe sales grew by 2.5% to £243.5m, though the reported growth in Sterling was 1.0% reflecting the weaker Euro. Trading conditions worsened during the second half of the year, but overall growth rates remained steady. The March exit sales growth rate fell to 0.3%, primarily due to the change in the timing of Easter.

Sales in France declined slightly in the year. Sales were impacted in the first half by residual problems following the implementation of EBS in June 2003, but over the year these issues were resolved and customer service levels improved sufficiently to support a return to sales growth in the second half. Customer numbers remained steady. Sales and marketing efforts were intensified in the second half to capitalise on the improving customer sentiment. Our e-Commerce activities progressed well, particularly through further e-Procurement agreements and our PurchasingManagerTM application.

Sales in Germany grew in the year though at a lower rate in the second half. e-Commerce and targeted customers with good growth potential drove the growth. The e-Procurement and particularly PurchasingManagerTM applications have both shown high growth in the number of installations and in the sales mix. During the year, the cut off time for orders received was extended to 10 p.m. for next day delivery, which illustrates the benefit of the Bad Hersfeld warehouse location being close to the main carrier hubs.

In Italy, sales grew at a higher rate than in Germany, but the pattern was similar. Customer numbers continued to increase in both Germany and Italy.

The smaller European operations had a good year. Austria, Benelux and Spain all achieved double digit sales growth. In Austria, a key driver of the growth was a significant increase in customer service, through improving product availability. This was achieved by accessing the larger stockholding in Germany via overnight delivery service directly from the Bad Hersfeld warehouse.

e-Commerce continued to be successful across the region, achieving 22% of sales (up from 15% last year). In March, e-Commerce accounted for 24% of sales (up from 18% last year).

The profit contribution increased 12.1% to £56.0m and margin increased from 21.2% to 23.0%, reflecting higher overall gross margins.

North America

Allied's sales in North America grew by 19.4% to £112.8m during the year, although the reported growth in Sterling was 9.7%, reflecting the sharp weakening of the US Dollar. Sales growth slowed in the second half to 15.7% against more challenging comparatives. The exit rate of 13% was lower due to particularly strong sales in March last year.

Allied's largely electronic and electromechanical product range was further expanded in the catalogue launched in October 2004 with around 25,000 new additions to give a net increase of 15,000 products. The 'Customer First' initiative launched last year continued to be rolled out successfully across the sales branches whilst the deployment of more external salesmen was also positive. Allied continues to invest in improving service with the recent implementation of the Manugistics demand forecasting system used elsewhere in the Group, whilst the customer quotations system has also been upgraded.

e-Commerce remains underdeveloped in Allied. Work on improving the website is continuing and it will be available during 2005/06. Better search functionality was introduced during the past year. A system to improve the processing

of customer quotations is also being introduced.

Gross margin remained stable at around 38%.

The profit contribution increased 29.7% to £15.8m and the margin increased from 12.9% last year to 14.0%. This improvement progressed during the year, with margins of 13.3% in the first half and 14.7% in the second.

Japan

Sales grew by 24.0% to £17.0m with continued growth in both customer numbers and the frequency with which customers purchase. The reported growth in Sterling was 18.1%. Growth of 19.4% in the second half was lower than the 29.7% achieved in the first half of the year, whilst the exit rate of 15.9% in March was impacted by the lack of a March catalogue and lower year end purchasing by customers.

e-Commerce became the most important way to market in Japan by reaching 50% of sales in March (up from 43% last year). Sales through our PurchasingManagerTM and e-Procurement applications both grew well.

Catalogue frequency has been reduced to once a year (from twice a year) supported by interim new product updates, following the positive experiences in France and Italy. The number of products has been increased from 47,000 to 52,000 in the year.

Profitability continued to improve during the year to give a profit contribution of £1.5m against break-even last year.

Rest of World

Sales in Rest of World grew by 9.1% to £41.8m, although the reported growth in Sterling was 4.5%. Trading conditions varied across the region with China particularly strong.

Sales in China, including Hong Kong, grew by 17.5% whilst sales grew by 25.7% in mainland China and exited the year at 44%. The same day offer (SDO) launched in Shanghai was extended into Beijing during the second half. SDO is based on holding stock for sale in the Shanghai area to allow despatch on the day the order is received, so providing more immediate customer delivery. Its implementation has required the agreement of customs and VAT authorities to ensure that the stock can be replenished and despatched quickly. New arrangements with local bankers also ensure that payments made by customers can be cleared flexibly. All of these relationships and permissions are privileges and together mean that we have a leading service position that is difficult for others to match. The high growth in China and Hong Kong was complemented by good growth in the other businesses in Asia and Australasia.

The implementation of EBS in Asia continues to progress: Hong Kong went live in May 2005 and will be followed next year by Shanghai.

e-Commerce grew to 17% of sales in Asia in March (up from 11% last year). Growth was particularly good in Australasia and Singapore.

The profit contribution of £4.0m was the same as last year and the margin fell slightly from 10.0% to 9.6%. Profits grew in all businesses, except South Africa, where exchange rate fluctuations resulted in lower sales and a lower contribution margin.

Processes

The Processes support our operating companies by ensuring that they have the products, infrastructure and expertise to provide consistently high service levels around the world.

Process costs during the year were £79.5m, up 2.4% from last year and amounting to 10.3% of sales. After adjusting for the costs of EBS net of legacy savings, the catalogue transformation project and increased pension contributions, Process costs were 8.9% of sales (last year 9.5%).

Information systems - Our high transaction volumes need to be processed accurately and consistently to achieve our high level of total customer service. Robust information systems are therefore vital to the success of the business and are a key resource in the Group. They are an area of significant cost and investment. Information Systems,

including the costs of the EBS projects, accounted for just under half of total Process costs. A detailed review of the EBS projects is given below.

Supply Chain - Our Supply Chain ensures that there is stock available to meet orders as they are received. Whilst customer service is our priority, efficient stock management is also critical.

Many of the key performance measures used by the Group are customer service based and these have improved particularly in UK, France and Germany over the past year reflecting the investment in stock.

Stock increased during the year by £13.6m, resulting in a lower turn (from 2.7x to 2.5x). The increase in stock to improve customer service was one factor, but the planned rescheduling of the UK catalogue launch to April 2005 means that new product stock was on hand at the year end. These two factors accounted for around £8m of stock increase.

In the US and Japan, stock levels have been kept in line with the growth of sales and this represents around £4m of the stock increase.

Further investment was made in an increased number of products stocked in Shanghai, supporting the SDO project and its expansion into Beijing. This represents around £1m of the stock increase.

Product Management - The Group offers around 350,000 distinct products to its worldwide customer base. Recently, considerable effort has been put into ensuring the coherence of our product ranges.

Many more joint promotions with suppliers have been implemented, as suppliers recognise that we can be an important part of their sales and marketing effort.

In light of new and more complex product regulations being introduced around the world, suppliers are much more aware of the damage that can be done to their brands unless tight regulatory controls are maintained. We invest considerable time and resources in making sure that we understand all of the compliance requirements in the markets we serve, so that we can support both customers and suppliers securely.

A particularly important development for everyone in the electronics industry is the Restriction of Hazardous Substances Directive (RoHS), which will take effect in July 2006. Whilst this is a European Union Directive, it is becoming a de-facto world standard, being followed in Japan and certain states of the US, and so is affecting all our businesses. A team was formed during 2003, which has worked with industry experts, suppliers and customers to develop our approach to all the implications of RoHS.

A major programme was initiated to contact all suppliers of affected RoHS components and information and changes are now being received at an accelerating rate. This is used to update our compliance records and the information is then made available to customers via the RS web-sites and technical support teams. Suppliers are making their products compliant at different rates and to differing degrees; for example, some suppliers plan to change their product numbers and others do not. The Group is actively managing its existing stock to minimise the time taken to sell out of non-compliant products as this will help limit the need for additional RoHS-related stock and / or stock disposals. As soon as the compliant products are made available by suppliers, they are being introduced into the RS range. Programmes are in place to educate and inform customers, e.g. through customer seminars and support for the Government education programme in the UK, as well as the internet trading channel and technical support function.

Media Publishing - The Media Publishing Process manages and delivers all the major media for the Group: whether they be catalogues, 'specialogues', CD-ROMs or web sites.

During the year, we have invested in a new catalogue publishing and content system. This was first used in the production of the October 2004 catalogue in the UK and cash costs were over £3m, of which around half has been expensed. The system allows the presentation of products in ranges rather than in the modular format previously used. Our research shows that this makes products easier to find and compare. The information held on the products is also more extensive. As well as the additional information provided on products, the new system enables us to show links to complementary products, to encourage pull-through sales.

The next step is to structure the e-Commerce product database information into the same range-based format.

When the effectiveness of the catalogue change is fully established, the intention is to roll out the new catalogue format into other markets.

Group Facilities - Group Facilities manages the development and effectiveness of the warehouses and office buildings used by the Group. No significant investments took place during the year, although we continue to maintain and upgrade our current properties. The continued growth of Allied implies that additional warehouse capacity will be needed in due course.

FINANCIAL REVIEW AND CAPITAL STRUCTURE

Cashflow and balance sheet

Operating cash flow was £117.4m, down from £134.8m last year. Cash conversion remained high at 111.5% of operating profit before goodwill amortisation (last year 124.2%). The increased working capital outflow was the main reason for the decline.

Working capital outflows amounted to £10.2m, compared to an inflow of £3.5m last year. This was mainly due to higher stock and the timing of pension payments. The extra stock was built to support sales and customer services as described above. The cash outflow from creditors was £2.8m, mainly due to payment of additional prior year pension contributions. Trade creditor days were similar to last year at 43.5 (43.9 last year). Debtors decreased by £6.2m and so trade debtor days were 50.9 compared with 52.8 last year: Easter had a beneficial impact on debtors at the end of March, but will reverse in the coming year.

Free cash flow fell by 26.4% to £61.1m again reflecting the working capital outflow but also higher capital expenditure. Net capital expenditure was £23.8m, up from £19.2m last year, when a property was sold for its net book value of £3.1m. Of this capital expenditure £13.0m was on EBS projects, up from £10.2m last year. Gross capital expenditure as a multiple of depreciation was 1.1x, slightly above the 1.0x last year. Interest and tax payments amounted to £32.5m, which were similar to last year. EBS had a much larger impact on cash flow in the year than in previous years, as described below.

The cash outflow on dividends was £80.0m, up 6.1% from £75.4m last year. Exchange rate movements increased net debt by £2.0m to give an overall increase in net debt of £20.9m to £55.4m.

Gearing increased to 16.8% from 10.0% last year but interest cover (before goodwill amortisation) increased to 117x from 77x last year due to the fall in interest charge this year.

Exchange rate changes had less overall impact on the balance sheet than last year: exchange rate translation increased net assets by £1.6m compared to a reduction of £29.2m last year.

Capital structure

Net debt of £55.4m at the year end was made up of gross debt of £120.2m (denominated £62.3m in US Dollars, £33.6m in Yen and £24.3m in other currencies) and financial assets of £64.8m (denominated £17.5m in Euro, £44.6m in Sterling and £2.7m in other currencies). These dispositions are based on interest rate differentials and tax efficiency. Borrowing requirements through the year are significantly determined by dividend and tax payments. The peak borrowing last year was £98.6m.

The Group's two main sources of debt are a bilateral facility for $100m maturing in February 2008 and a syndicated facility for $75m and £110m from eight banks maturing in February 2010. These facilities were put into place in February 2005 to replace, at a lower margin, all the previous facilities.

Financial returns

Profit before tax and goodwill on net assets was 31.6%, up from 31.1% last year. These returns remain significantly higher than the Group's cost of capital.

e-COMMERCE

e-Commerce will be a critical part of our future strategy. e-Commerce has been an area of rapid growth since 1998 when the first website was launched (rswww.com) in the UK. e-Commerce sales were 20% of total sales for the year, up from 15% last year, and exited the year at 22%, up from 17% last year: e-Commerce sales of £155.9m were 38% higher than last year.

Our e-Commerce activities are based on a common platform. It comprises three channels: the internet website, which supports sales via 70 websites in 17 languages, PurchasingManagerTM; and e-Procurement. Sales through websites still make up the majority of e-Commerce sales. e-Procurement and PurchasingManagerTM both enable customers to monitor ar control purchases more carefully and functions such as online order approval help to lower the customers' transaction costs. PurchasingManagerTM is our customised front end to the website, which is provided free to our customers. e-Procurement utilises the customers' own e-procurement system, which can punch out to the RS website.

PurchasingManagerTM continues to be particularly successful and is now used by more than 4,000 customer accounts in 12 countries (last year, 800 accounts in 10 countries). Revenues through this channel are now close to that of the e-Procurement stream, reflecting the ease of using PurchasingManagerTM whilst also demonstrating the challenge that customers have of using integrated e-procurement systems.

Internet functionality has continued to improve during the year with new parcel tracking and easier order input facilities.

New marketing approaches such as search engine promotion and bulk email broadcasting are becoming an important part of our activities, and are used to increase marketing pressure and awareness.

ENTERPRISE BUSINESS SYSTEM PROJECTS

Objectives and progress

The Enterprise Business System projects are complex multi-year change management projects, the objective of which is to improve significantly our service to customers, increase the effectiveness and efficiency of our businesses operations and to make our systems infrastructure more robust and secure. This will result from implementing more standardised and integrated systems and data structures across the businesses. The projects are a critical enabler of the evolving Group strategy and are a key means of achieving greater flexibility and lower costs.

The next implementation of the European template is in the UK, including the central logistics and Process activities. The plan is for the UK go-live to take place towards the end of 2005/06, but at this stage it is not possible to be absolutely precise on timing. The implementation will take place when the system and the business are ready and the quality standard applied to the go-live decision will be very high. Contingency plans are also being developed and tested in detail. Additional stock will be carried to support customer service for a period before and after the UK go-live whilst there is also additional capital investment in systems capacity and infrastructure in the coming year to ensure robust system performance.

After the UK, the next roll out will be in Germany, where some long lead-time preparation has been done, Italy and then the smaller businesses. The roll out should be completed over the next four years, by 2008/09.

A similar but smaller EBS project is underway in Asia, with implementations completed in Singapore, Malaysia, Philippines, Australia and most recently (May 2005) in Hong Kong. The next roll out will be to Shanghai.

In due course there will be a systems investment required in Allied, though on a much smaller scale than EBS in Europe.

Costs and cash flows

The EBS projects have had a substantial impact on the financial performance of the Group in terms of profit and cash flow over the past five years. This impact is expected to peak in 2005/06 with the UK implementation.

The capital items of the projects include the hardware and software licenses. The capitalised costs also include the

costs of designing, building and testing the applications whether by third party consultants or through internal labour. Depreciation of the capitalised amounts reflects specified rates for the different components depending on their estimated life. The range of the lives is two years to eight years and the initiation of depreciation is when the asset first comes into use. Hence, given the magnitude of the UK and central logistics go-live, there will be a substantial increase in annual depreciation at this go-live. Depreciation is included in Process costs. The net book value (or carrying value) of capitalised costs is reviewed for impairment periodically.

The expensed project costs relate to training and business change, together with any inefficiencies in otherwise capitalisable costs. In effect, these are the costs of preparing the system for the business and are included in Process costs. The expensed project costs increase sharply as the projects move into their later phases.

Costs that are incurred by the business to cover the costs of training (such as taking on additional sales staff to ensure that training does not impact current customer service) and change management are expensed and shown as local costs.

The EBS applications require maintenance and support, including help desk activities. These costs are expensed as part of Process costs, but are offset by savings of such costs on the legacy systems.

In the current year, EBS has impacted profit by about £9.2m and cash flow by £16.6m (both net of displaced legacy costs of £4.9m), which are a substantial increase on last year, where the impacts on profit and cash flow were £6.1m and £12.4m respectively. Over the last five years, the cash outflow on the project of about £71.6m has largely been on capital expenditure, which amounted to £63.2m.

The costs to complete the EBS projects require many assumptions on the success in meeting milestones and hence the implementation timing. Based on current plans, the UK and central logistics implementation is expected to drive a large increase in costs and cash outflow in 2005/06, approximately doubling the profit and cash flow impacts from 2004/05. The local costs and Process costs will both increase sharply given the intensified training schedule, whilst the depreciation impact will reflect the detailed timing of go-live. The working capital outflow on support stock is now expected to be around £11m. This will be run down in 2006/07.

Capital expenditure is expected to be higher in 2005/06 than previously planned, due to greater consultancy resource required in the build and testing phases and also due to more investment in equipment capacity. Also, third party hosting will be introduced for the major hardware components of EBS and other major Group systems to increase security and resilience.

The incidence of costs, stock build and capital expenditure in the coming year are expected to be concentrated in the first half which will significantly depress the overall free cash flow of the Group in this period.

In 2006/07, the operating profit impact is likely to be similar to 2005/06, with the reduction in local and expensed project costs being offset by higher (annualised) depreciation. The cash outflow is expected to be much lower than in 2005/06, due to lower costs, the release of the safety stock and lower capital expenditure.

The implementations in Germany, Italy and elsewhere in Europe will be roll outs of the existing template with limited modification and so project costs and the cash flow impact reduce shortly after 2006/07.

Given the current assumptions, the overall cash costs (capital and expense) of the EBS projects are expected to be around £110m-£120m through to 2008/09 from 2000/01, before interest and tax and before any benefits other than legacy cost savings. Of this, around 90% relates to Europe, the rest to Asia. The operating profit impact is around £80m over the 8 years of the project.

Benefits

The major benefits of the EBS projects are the qualitative ones that derive from having more standardised and integrated operating systems, procedures and data structures. The realisation of further competitive advantage through enhanced customer service and capability is key.

Specific measurable benefits will only become visible after the UK and common logistics go-live and stabilisation and a change of this magnitude will require some settling in during 2006/07. Stock efficiencies are expected to improve significantly as stock can be managed with a regional database as against the current country level information. Operating structures with improved efficiencies, such as from shared services, will be driven from

common procedures and data. Customer and supplier support and capabilities should be significantly enhanced, including more rapid and focused product introductions. Over the project life, we believe the benefits of the projects should broadly cover the cash investment.

PENSION

The Group has defined benefit schemes in the UK (closed to new entrants in April 2003 and replaced by a new defined contribution scheme), Ireland (closed to new entrants) and Germany. Elsewhere, including the replacement UK scheme, the schemes are defined contribution.

SSAP 24 remains the accounting standard applied to pensions. A triennial valuation of the UK defined benefit scheme was carried out as at 31 March 2004 and completed during the year. It showed a deficit of £33.4m, net of deferred tax of £14.3m. In order to eliminate the deficit, based on the assumptions used in the valuation, the Group is making annual payments to the scheme for the next 15 years of £4.3m (increasing at 3% per year). Last year, an increased charge of £1.8m was taken.

The total charge for defined benefit schemes increased by £2.4m to £8.5m. From 1 April 2005, employee contributions to the scheme have also increased. The UK defined contribution scheme incurred a charge of £0.4m, an increase of £0.2m over last year.

The statutory minimum funding position of the UK defined benefit scheme remains relatively strong with a Minimum Funding Ratio of 135%-140% as at 31 March 2005 (last year 125%-130%).

FRS 17 was due to replace SSAP 24 in 2005 but has not been implemented due to the deferral by the Accounting Standards Board. The Group will move to IAS 19 next year, which should be similar in application to FRS 17, pending the approval of the recent amendment by the International Accounting Standards Board. Under FRS 17, the defined benefit schemes showed a combined deficit of £32.4m, net of deferred tax, compared to a deficit of £34.6m at the end of last year. The charge to profits arising from these schemes would have been £10.6m (last year £10.4m).

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group will report using International Financial Reporting Standards for the year ending 31 March 2006. The next set of interim financial statements, for the six months ending 30 September 2005, will consequently also be prepared using these standards.

A project team has been working for 18 months to estimate the extent of the changes to the Group results. The main changes for the Group include accounting for defined benefit pension schemes, share option plans, dividends and goodwill. The changes to reported profit will also change the presentation of earnings per share.

We plan to make a separate announcement on the extent of changes arising from the conversion to International Financial Reporting Standards in July 2005.

Consolidated Profit and Loss Account

For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Turnover	1	773.9	759.3
Cost of sales		(361.8)	(350.9)
Gross profit		412.1	408.4
Distribution and marketing expenses		(298.8)	(290.9)

Administrative expenses			
- Before amortisation of goodwill		(8.0)	(9.0)
- Amortisation of goodwill		(9.4)	(10.2)
		(17.4)	(19.2)
Operating profit			
- Before amortisation of goodwill		105.3	108.5
- Amortisation of goodwill		(9.4)	(10.2)
		95.9	98.3
Net interest payable		(0.9)	(1.4)
Profit on ordinary activities before taxation	1	95.0	96.9
Profit before taxation and amortisation of goodwill		104.4	107.1
Taxation on profit on ordinary activities	2	(30.3)	(31.0)
Profit on ordinary activities after taxation	7	64.7	65.9
Dividend		(80.0)	(79.1)
Retained loss for the financial year		(15.3)	(13.2)
Earnings per share			
Basic	3		
- Before amortisation of goodwill		17.0p	17.5p
- After amortisation of goodwill		14.9p	15.2p
Dividend per share			
- Interim (paid)		5.8p	5.6p
- Final (proposed)	4	12.6p	12.6p
		18.4p	18.2p

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 31 March 2005

Profit for the financial year		64.7	65.9
Translation differences		1.6	(29.2)
Total recognised gains and losses relating to the year		66.3	36.7
Prior year adjustment: implementation of UITF 38	11	(1.3)	
Total recognised gains and losses since last annual report		65.0	

All profits and losses are stated at historical cost.

The reconciliation of movements in shareholders' funds is in note 7.

Consolidated Balance Sheet

As at 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Fixed assets			
Intangible fixed assets		129.6	141.8
Tangible fixed assets	6	165.8	163.3
Investments		0.2	0.1
		295.6	305.2
Current assets			
Stocks		142.3	128.7
Debtors		152.4	151.6
Investments		53.6	65.4
Cash at bank and in hand		11.2	7.9
		359.5	353.6
Creditors: amounts falling due within one year		(207.0)	(210.0)
Net current assets		152.5	143.6
Total assets less current liabilities		448.1	448.8
Creditors: amounts falling due after more than one year		(103.1)	(92.8)
Provisions for liabilities and charges		(14.3)	(11.6)
		330.7	344.4
Capital and reserves			
Called-up share capital		43.5	43.5
Share premium account		38.4	38.4
Retained earnings		248.8	262.5
Equity shareholders' funds	7	330.7	344.4

More to follow, for following part double-click [nRN1Y7108M]

REG-Electrocomponents Preliminary Statement - Part 2

RNS Number:7108M
Electrocomponents
Part 2 : For preceding part double-click [nRNSY7108M]

Consolidated Cash Flow Statement

For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		95.9	98.3
Amortisation of goodwill		9.4	10.2
Depreciation and other amortisation		22.3	22.8
(Increase) decrease in stocks		(13.6)	1.0
Decrease (increase) in debtors		6.2	(8.4)
(Decrease) increase in creditors		(2.8)	10.9
Net cash inflow from operating activities		117.4	134.8
CASH FLOW STATEMENT			
Net cash inflow from operating activities		117.4	134.8
Returns on investments and servicing of finance		(1.3)	(1.3)
Taxation		(31.2)	(31.3)
Capital expenditure	9	(23.8)	(19.2)
Free cash flow		61.1	83.0
Equity dividends paid		(80.0)	(75.4)
Cash flow before use of liquid resources and financing		(18.9)	7.6
Management of liquid resources		11.8	(41.6)
Financing			
Shares		-	0.1
Loans		14.2	42.0
Increase in cash in the year		7.1	8.1

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2005 £m	2004 (as restated) £m
Increase in cash	7.1	8.1
Management of liquid resources	(11.8)	41.6
Financing - loans	(14.2)	(42.0)
Change in net debt relating to cash flows	(18.9)	7.7
Translation differences	(2.0)	4.7
Change in net debt for the year	(20.9)	12.4

	Note	2005	2004
Net debt at the beginning of the year		(34.5)	(46.9)
Net debt at the end of the year	8	(55.4)	(34.5)

Notes to the Preliminary Statement

For the year ended 31 March 2005

1. Segmental analysis

a. By geographical destination		2005 £m	2004 £m
Turnover:	United Kingdom	345.2	348.2
	Rest of Europe	247.6	245.0
	North America	111.8	102.2
	Japan	17.0	14.4
	Rest of World	52.3	49.5
		773.9	759.3

b. By geographical origin		2005 £m	2004 £m
Turnover:	United Kingdom	358.8	361.0
	Rest of Europe	243.5	241.1
	North America	112.8	102.8
	Japan	17.0	14.4
	Rest of World	41.8	40.0
		773.9	759.3

		2005 £m	2004 (as restated) £m
Profit before tax:	United Kingdom	107.5	117.8
	Rest of Europe	56.0	51.0
	North America	15.8	13.3
	Japan	1.5	0.0
	Rest of World	4.0	4.0
	Contribution - before amortisation of goodwill	184.8	186.1
	Group process costs	(79.5)	(77.6)
	Amortisation of goodwill - Allied (North America)	(9.2)	(10.0)
	Amortisation of goodwill - RS Norway (Rest of Europe)	(0.2)	(0.2)
	Net interest payable	(0.9)	(1.4)
		95.0	96.9

2005 2004

c. By geographical location		£m	(as restated) £m
Net assets:	United Kingdom	217.2	206.3
	Rest of Europe	69.3	68.9
	North America	28.3	23.5
	Japan	3.2	2.4
	Rest of World	23.9	22.2
	Net operating assets (excluding goodwill)	341.9	323.3
	Net debt	(55.4)	(34.5)
	Unallocated net assets	44.2	55.6
		330.7	344.4

2. Taxation on the profit of the Group

	2005 £m	2004 (as restated) £m
United Kingdom taxation	20.3	23.6
Overseas taxation	10.0	7.4
Tax charge	30.3	31.0
Profit before tax and amortisation of goodwill	104.4	107.1
Effective tax rate	29%	29%

3. Earnings per share

	2005 £m	2004 (as restated) £m
Profit on ordinary activities after tax	64.7	65.9
Amortisation of goodwill (excluding tax effect)	9.4	10.2
Profit on ordinary activities after tax and before amortisation of goodwill	74.1	76.1
Weighted average number of shares (million)	434.9	434.9
Basic earnings per share		
Before amortisation of goodwill	17.0p	17.5p
After amortisation of goodwill	14.9p	15.2p

4. 2005 final dividend

The timetable for the payment of the proposed final dividend is:

Ex-dividend date	22 June 2005
Record date	24 June 2005
Annual General Meeting	15 July 2005
Dividend payment date	22 July 2005

5. Pensions

The funding of the United Kingdom defined benefit pension scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2005 amounted to £8.1m (2004: £5.7m). In addition, the contributions paid by the Group to the defined contribution section of the scheme in the year ended 31 March 2005 amounted to £0.4m (2004: £0.2m) and contributions to funded unapproved retirement benefit schemes of £0.3m (2004: £0.3m).

The most recent valuation (carried out in 2004) adopted a market related approach to funding using the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long-term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 2004 valuation were therefore as follows:-

	Past service	Future service
Investment return:		
Before retirement	6.75%	7.50%
After retirement	5.00%	5.75%
Rate of future earnings inflation	4.00%	4.00%
Rate of increase in pensions payment	3.00%	3.00%

At the date of the 2004 valuation, the market value of the assets of the scheme was £173.2m and the actuarial valuation of the assets covered 78% of the benefits that had accrued to the members after allowing for expected future increases in earnings. The corresponding deficit amounted to £47.7m. In order to eliminate this deficit, the Group is making annual payments of £4.3m, (increasing at 3% per annum) over a period of 15 years to the Scheme. This deficit funding is included in the £8.1m above. The next valuation will be carried out at 31 March 2007.

Under the statutory minimum funding requirement, the Scheme's funding level is estimated at between 135% and 140% as at 31 March 2005.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined contribution basis in Australia and North America amounting to £0.7m (2004: £0.7m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2004: £0.4m), and via government schemes in France, Italy, Denmark and North Asia amounting to £1.6m (2004: £1.8m).

FRS 17 Disclosure

The disclosures required by FRS 17 in the third transitional year of adoption are set out below.

The Electrocomponents Group operates defined benefit schemes in the UK, Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice. The last actuarial valuation of the UK scheme was carried out as at 31 March 2004 and has been updated to 31 March 2005 by a qualified independent actuary in accordance with FRS 17. The last actuarial valuations of the German and Irish schemes were carried out as at 31 March 2005 by the respective independent scheme actuaries in accordance with the requirements of FRS 17.

The valuations of the schemes as at 31 March were:

	2005				2004			
	United Kingdom	Germany	Republic of Ireland	Total	United Kingdom	Germany	Republic of Ireland	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Equities	143.5	n/a	1.1	144.6	127.7	n/a	0.8	128.5
Corporate bonds	18.4	n/a	-	18.4	14.3	n/a	-	14.3
Government bonds	32.7	n/a	0.2	32.9	25.7	n/a	0.2	25.9
Cash	3.4	n/a	-	3.4	3.7	n/a	-	3.7
Other	-	n/a	-	-	-	n/a	0.1	0.1
Total market value of assets	198.0	-	1.3	199.3	171.4	-	1.1	172.5
Present value of scheme liabilities	(239.3)	(5.3)	(1.7)	(246.3)	(217.6)	(3.6)	(1.2)	(222.4)
Deficit in the scheme	(41.3)	(5.3)	(0.4)	(47.0)	(46.2)	(3.6)	(0.1)	(49.9)
Related deferred tax asset	12.4	2.1	0.1	14.6	13.9	1.4	-	15.3
Net pension liability	(28.9)	(3.2)	(0.3)	(32.4)	(32.3)	(2.2)	(0.1)	(34.6)

The net deficit of £3.2m in the German scheme is financed through existing book reserves established within the German accounts.

If the above pension liability was recognised in the financial statements, the Group's net assets and profit and loss reserve as at 31 March would be as follows:

	2005		2004	
	Profit and loss reserve	Net assets	Profit and loss reserve (as restated)	Net assets (as restated)
	£m	£m	£m	£m
As stated excluding pension liability and SSAP 24 balances	249.3	329.5	267.0	347.2
Net pension liability	(32.4)	(32.4)	(34.6)	(34.6)
Including net pension liability	216.9	297.1	232.4	312.6

For the year ended 31 March 2005:

The amounts charged to the profit and loss account under FRS 17 would have been £10.6m in total, of which £9.5m would have been in operating profit and £1.1m within other finance expenses.

The actuarial gain recognised in the Group Statement of Recognised Gains and Losses would have been £0.6m.

6. Tangible fixed assets

	Land and buildings	Plant and machinery	Computer Systems	Total
Cost	£m	£m	£m	£m

At 1 April 2004	94.1	97.4	106.1	297.6
Additions	0.1	4.7	20.3	25.1
Disposals	-	(1.4)	(2.2)	(3.6)
Reclassification	-	(0.2)	0.2	-
Translation differences	0.8	0.3	0.1	1.2
At 31 March 2005	95.0	100.8	124.5	320.3
Depreciation				
At 1 April 2004	19.6	66.8	47.9	134.3
Charged in the year	1.9	7.8	12.8	22.5
Disposals	-	(1.2)	(1.5)	(2.7)
Reclassification	-	(0.1)	0.1	-
Translation differences	0.1	0.2	0.1	0.4
At 31 March 2005	21.6	73.5	59.4	154.5
Net book value				
At 31 March 2005	73.4	27.3	65.1	165.8
At 31 March 2004	74.5	30.6	58.2	163.3

7. Reconciliation of movements in shareholders' funds

	2005 £m	2004 (as restated) £m
Profit for the year	64.7	65.9
Dividend	(80.0)	(79.1)
Loss for the year	(15.3)	(13.2)
Translation differences	1.6	(29.2)
New share capital subscribed	-	0.1
Net reduction to equity	(13.7)	(42.3)
Equity shareholders' funds as originally stated	345.7	388.2
Prior year adjustment: Implementation of UITF 38	(1.3)	(1.5)
Equity shareholders' funds at the beginning of the year	344.4	386.7
Equity shareholders' funds at the end of the year	330.7	344.4

8. Net debt at the end of the year comprises:

	2005 £m	2004 £m
Current asset investments	53.6	65.4
Cash at bank and in hand	11.2	7.9
Overdrafts	(2.2)	(0.7)
Loans due within one year	(25.5)	(24.2)
Loans due after more than one year	(92.5)	(82.9)

	2005	2004
	(55.4)	(34.5)

9. Gross cash flows

	2005 £m		2004 £m	
Capital expenditure and financial investment				
Purchase of intangible fixed assets	-		(0.3)	
Purchase of tangible fixed assets*	(24.6)		(23.2)	
Sales of tangible fixed assets	0.8		4.2	
Receipt of capital grants	-		0.1	
Net cash outflow for capital expenditure and financial investment		(23.8)		(19.2)

* Including capital accruals the purchase of fixed assets figure would be £25.1m (2004: £22.8m)

10. Principal exchange rates

	2005		2004	
	Average	Closing	Average	Closing
United States Dollar	1.85	1.89	1.70	1.85
Euro	1.47	1.46	1.44	1.50
Japanese Yen	198	202	192	193

11. Prior year adjustment - Implementation of UITF38: Accounting for ESOP trusts

UITF 38: Accounting for ESOP trusts, effective for periods ending on or after 22 June 2004, requires the assets and liabilities of the Group's ESOP trust to be recognised in the Group's financial statements where there is de facto control of those assets and liabilities. The company's own shares held by the ESOP trust should be deducted from shareholders' funds until they vest unconditionally with employees. Prior to the adoption of UITF 38, the Company's own shares held by the ESOP trust were recognised as an asset on the balance sheet at the lower of cost and net realisable value.

Compliance with UITF 38 has reduced the 2004 investments and shareholders' funds by £1.3m and increased profit for the year ended 31 March 2004 by £0.2m. The estimated impact on the current year's profit if UITF 38 had not been adopted would have been to reduce net profit by £0.2m. The new standard has no impact on cash flows.

12. Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2005.

The financial information set out above does not constitute the Group's statutory accounts for the years ended 31 March 2005 or 2004 but is derived from those accounts. Statutory accounts for 2004 have been delivered to

the Registrar of Companies, and those for 2005 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

Copies of the Annual Report and Accounts for the year ended 31 March 2005 will be available from 16 June 2005 from the Company Secretary, Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom. Telephone +44 (0)1865 204000. The Report will also be published on the Corporate website at www.electrocomponents.com.

The Annual General Meeting will be held at Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom on 15 July 2005 at 2:00 p.m.

END

FR PUUMWAUPAGMC

Embargoed to 7:00am, Wednesday 25 May 2005

PRELIMINARY STATEMENT

Electrocomponents plc, the major international high service distributor of electronic, electromechanical, electrical, industrial and commercial supplies, today announces its results for the year ended 31 March 2005.

SUMMARY RESULTS

				Adjusted *	
Sales	£773.9m	Up	1.9%	Up	4.5%
Before amortisation of goodwill					
Operating profit	£105.3m	Down	2.9%	Down	1.7%
Profit before tax	£104.4m	Down	2.5%	Down	1.2%
Earnings per share	17.0p	Down	2.9%		
After amortisation of goodwill					
Operating profit	£95.9m	Down	2.4%		
Profit before tax	£95.0m	Down	2.0%		
Earnings per share	14.9p	Down	2.0%		
Dividend per share	18.4p	Up	1.1%		
Free cash flow	£61.1m	Down	26.4%		
Net debt	£55.4m	Up by	£20.9m		

* Adjusted for changes in exchange rates, UITF 38, Accounting for ESOP Trusts and (for sales) trading days

HIGHLIGHTS

- Group results in line with Trading Update issued on 22 March 2005
- Sales up 4.5% with good growth in North America, Japan and Asia offset by lower growth in the UK and Europe
- Operating return on sales remained high at 13.6% despite pressure on gross margin and increased selling and marketing costs
- Strategy developed to refocus on key customer groups and reduce costs
- EBS projects making good progress
- Board intends to maintain dividend at current level for next three years

CURRENT TRADING AND OUTLOOK

Bob Lawson, Chairman, commented:
"The Board is intent on delivering a sustainable and growing profit stream. We are announcing the next stage of the Group's development, which will achieve the Board's objectives by focusing on the key customer groups in each market served and reducing costs. A key enabler is the Enterprise Business System and its implementation this year in the UK is a major task. The Group does have a track record of executing change well.

Since the year end, trading has remained strong in North America, Asia, Japan and the smaller European markets but it has continued to be depressed in the UK and our main European markets. The leading indicators suggest a difficult trading environment in most of our markets and so we remain cautious on the outlook for the coming year."

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 25 May, thereafter 01865 204000.

The results and presentation to analysts with accompanying audiocast are published on the corporate website at www.electrocomponents.com

Notes on the Preliminary Statement:

Definitions of terms: In order to reflect underlying business performance, comparisons of sales and profits between periods have been adjusted as follows unless otherwise stated:

- *changes in sales are adjusted for exchange rates and the number of trading days*
- *changes in profits are adjusted for exchange rates and for the prior year restatement for the adoption of UITF 38 (Accounting for ESOP Trusts); and*
- *changes in cash flow, debt and share related measures such as earnings per share are at reported exchange rates.*

Safe Harbour: Our preliminary statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2005

SUMMARY OF GROUP RESULTS

The results for the year were in line with the expectations set out in our Trading Update of 22 March 2005. Group sales increased by 4.5% to £773.9m. Sales improved in all regions in the first half but the trading environment deteriorated as the second half progressed and the sales growth rate reduced.

Operating profit before tax and goodwill of £105.3m for the full year, remained high at 13.6% of sales though was down from 14.3% last year. This reflected a lower gross margin, higher systems project costs, increased sales and marketing investment and higher pension costs. Profit contribution from the UK declined by £10.3m and offset contribution increases elsewhere. Profit before tax and goodwill was £104.4m, down 1.2% (adjusted) on prior year. Earnings per share before goodwill amortisation was 17.0p, down from 17.5p last year.

Free cash flow of £61.1m was £21.9m below last year due to the systems project and higher stock to support higher customer service levels. Net debt was £55.4m at the year end compared with £34.5m last year.

STRATEGY

During the year, our strategy has evolved in response to comprehensive customer research and a complete review of our infrastructure costs. Our objective remains to grow all our businesses around the world and we will do this faster by focusing on two customer groups where we have particular strength. Following the successful implementation of the Enterprise Business System (EBS), a lower cost infrastructure will be created. The strategy and cost initiatives will have a substantial positive impact on the medium term financial performance of the Group.

Electronic and Electromechanical (EEM)
The Group will focus on the EEM market and improve the competitiveness of its offer in meeting the needs of R&D and maintenance engineers around the world. RS is recognised by customers as a leader in this market, however, the competitiveness of our offer has declined as we have focused on developing other technologies and competition has improved. Refocusing on this core strength will drive faster sales growth, through protecting existing business and our ability to exploit an improved offer through all our businesses. A plan to develop the offer is being implemented.

Convenient and Urgent (C&U)
The Group generates significant revenue from customers who value convenience (one-stop-shop) or have an urgent product need ("can't find it"). Our offer will be optimised to meet the needs of these customers and the cost to serve reduced. Actions to improve our competitiveness will be implemented, including improving our price perception, increasing our flexibility in meeting customers' needs, greater leverage of e-Commerce and improving our Sales and Marketing effectiveness.

Geographic Portfolio Strategy
Our businesses around the world will be managed differently depending on their stage of development and scale of growth opportunity. Our UK and main European markets need to perform. We will continue to invest to develop the massive market potentials in the US, China and Japan where we have strong established businesses. The smaller markets will be free to develop their potential through the continuation of their existing high growth. The primary focus of the strategy is creating and deploying a world-class EEM offer through all businesses.

INFRASTRUCTURE AND EBS

The Group is a high service, high cost, high return business. Our costs have increased as we have built a global infrastructure and invested heavily ahead of growth. EBS is the final piece of the infrastructure build and is significantly increasing our costs over several years. Good progress is being made on the implementation of EBS into the UK business including Group Processes. A strong delivery team, high level of business engagement and clear progress against the plan, including the very smooth introduction of our first major upgrade into France, reaffirm our confidence in implementation and benefits realisation.

Following the successful implementation of EBS, a lower cost infrastructure will be created through sales growth generating economies of scale, the decline of EBS costs, EBS benefits and specific cost reduction initiatives.

FINANCIAL CONSEQUENCES

The Board believes the actions we are taking will lead to a substantial improvement in the Group's medium term financial performance.

The operating profit impact of the EBS implementation will peak over the next two years and will then reduce significantly due to reduced costs and to benefits realisation. The cash flow impact peaks in the coming year and then will improve considerably as depreciation replaces capital expenditure and cost. The successful implementation of EBS will also enable the strategy and other cost reduction initiatives.

We estimate that the refocusing of the strategy on EEM and C&U markets should generate ca £20m of additional profits annually within three years. Higher sales growth at reasonable margins and economies of scale from leveraging the infrastructure will all contribute to the improvement in profitability.

Annual cost savings of ca £10m will be sought within the same time period from simplifying the business structure consistent with the strategy and the capabilities provided by EBS. One-off costs will be incurred to make these changes, probably over the next two years, however it is premature to determine the scale of these costs.

Cash flow will benefit from the higher profits and working capital efficiencies.

DIVIDEND

The Board recommends that the final dividend per share for the year be the same as last year (12.6p) to give 18.4p for the full year, an increase of 1.1%.

Dividend growth in recent years has been based on our view that the high cash generation of the Group, the strong balance sheet and the expectation of reasonably consistent profit growth would permit most of the earnings and cash flow to be distributed as dividend. Profits have not developed as expected, particularly in the UK and Europe, and in light of the strategic review the dividend policy has been reassessed.

The Board recognises the importance of dividends to shareholders and is confident that the successful implementation of EBS, execution of the strategy and cost reduction initiatives will significantly improve financial performance over the next three years. Consequently, assuming no substantial deterioration in economic conditions, the Board has decided that it should maintain the current level of dividend during these three years. To the extent necessary, the strength of the balance sheet will be used to support the dividend.

BOARD CHANGES

As announced on March 22nd, Jeff Hewitt, the Group Finance Director, wishes to seek early retirement from the Board in order to develop his career beyond executive duties.

Jeff has been Finance Director for nine years and has played a major role in all the Group activities from being active in strategy execution to Y2K and the launch of the Euro. Latterly, Jeff has played a leading role in the development of the EBS together with strengthening and developing the financial management and investor relations activity of the Group.

Jeff has been a tremendous colleague, catalyst and mentor to all in the Group who have had the pleasure of working with him, and we wish him continued success in his new career direction.

Our search for Jeff's replacement has been successful, and I am delighted to announce that Simon Boddie, Finance Director of Key Markets for Diageo, will be joining us during the summer. Simon brings much relevant experience, particularly of rapidly changing international markets, which will be of direct benefit to the Group. Jeff will be staying with the Group to ensure a comprehensive handover to Simon.

It is also a great pleasure to welcome Kevin Abbott to the Board. Kevin is CEO of Alpha Airports and not only brings current experience of a demanding service industry but also a breadth of relevant international knowledge. In the short time that Kevin has been on the Board, he has made a significant contribution.

CURRENT TRADING AND OUTLOOK

The Board is intent on delivering a sustainable and growing profit stream. We are announcing the next stage of the Group's development, which will achieve the Board's objectives by focusing on the key customer groups in each market served and reducing costs. A key enabler is the Enterprise Business System and its implementation this year in the UK is a major task. The Group does have a track record of executing change well.

Since the year end, trading has remained strong in North America, Asia, Japan and the smaller European markets but it has continued to be depressed in the UK and our main European markets. The leading indicators suggest a difficult trading environment in most of our markets and so we remain cautious on the outlook for the coming year.

We remain committed to generating high returns for shareholders over time as a result of past investments and the developments now in progress.

Bob Lawson, Chairman
25 May 2005

OPERATING PERFORMANCE

Group

At reported exchange rates, Group sales increased by 1.9% to £773.9m. Operating profit, before goodwill amortisation, fell by 2.9% to £105.3m whilst profit before taxation and goodwill amortisation (PBT&G) fell by 2.5% to £104.4m. Earnings per share, before goodwill amortisation fell by 2.9% to 17.0p and after goodwill amortisation, fell by 2.0% to 14.9p.

Changes in exchange rates, particularly the US dollar, had an impact on the Group's reported sales and profits. At constant exchange rates, the sales growth would have been 4.0%, operating profit decline 1.7% and PBT&G decline 1.2%. Exchange rate changes reduced the sales increase by £15.1m and increased the operating profit decline by £1.4m. The number of trading days also had an impact on sales growth: at constant exchange rates and adjusted for trading days, the sales growth was 4.5%.

Trading conditions worsened in the second half of the year with sales growth falling from 5.8% in the first half to 3.3% in the second half. The operating profit increase of 15.5% in the first half reversed to a decline of 13.5% in the second half an overall decline of 1.7% for the year.

The gross margin for the year was 53.2%, 0.6 percentage points below last year. This was due partly to the changing mix of businesses and partly to gross margin changes within the individual companies. Allied's sales grew faster than the rest of the Group, but at a lower margin (around 38%) which accounts for a third of the gross margin reduction. Gross margin increased in some businesses, notably in Continental Europe, but declined in others, particularly in the UK.

Investment in selling and marketing was increased in most businesses and was £7.4m higher than last year. The increase was mainly in the sales forces. In addition, the redesign of the catalogue cost £1.6m.

The EBS projects had a significant impact on costs and profits. The profit impact increased £3.1m from £6.1m to £9.2m.

Process costs were £79.5m (10.3% of sales), compared to £77.6m last year (10.2% of sales).

Pension costs increased by £2.6m during the year entirely in the UK schemes (of which £1.0m was in Processes and £1.6m was in the UK business).

Operating margins declined from 14.3% last year to 13.6% as a result of the above factors.

The interest charge of £0.9m was £0.5m lower than last year as the Group's Sterling deposits were higher than last year giving interest rate benefits. The tax rate of 29%, based on profit before tax and goodwill, was the same as last year.

Profit before tax and goodwill amortisation was £104.4m, down 1.2% on last year. Earnings per share before goodwill amortisation was 17.0p, down 2.9% on last year.

In accordance with FRS 10, the goodwill that arose on the acquisition of Allied of £214.8m (at acquisition exchange rates) is being written off over 20 years. Taken together with the amortisation of goodwill on another small historical acquisition, the total goodwill amortisation for the year was £9.4m (last year £10.2m).

Profit before tax after goodwill amortisation was £95.0m and the effective tax rate on this profit was 31.9% to give profit for the year of £64.7m and earnings per share after goodwill amortisation was 14.9p, down 2.0% on last year.

UK

RS UK sales by origin grew by 0.6% to £358.8m. Trading conditions declined as the year progressed; growth of 2.3% in the first half reversed to a decline of 1.0% in the second half. February and March were poor trading months and the business exited the year declining at 4.5% year on year. This was mainly due to the Easter holidays occurring in March this year compared with April last year.

The manufacturing sector remained weak during the year and employment in it continued to decline. Though more sales and marketing effort was directed to the service and public sectors, our sales mix by sector was unchanged on last year.

We have again increased our investment in sales and marketing activities to increase our coverage of customers. We believe the larger sales force is having a positive effect: where sales engineers have been in territories for longest and gained local experience, the sales performance is better. Our promotional activities continued and the "Britain's Hero at Work" 2004 campaign, part of the "Do Great Things" advertising initiative, achieved good increases in brand awareness. These activities helped maintain customer numbers during the year.

A redesigned catalogue was launched in October which was well received by customers, although it remains too early to judge overall reaction. Over two million additional product data attributes have been included in the new catalogue and products have been presented in ranges to increase comparability and hence ease the purchase decisions of customers. In addition, the number of volumes was reduced from seven to five. The Spring edition of the catalogue has been rescheduled from March to April so that the life of each catalogue issue remains 6 months. This rephasing also impacted March sales and year end stock levels.

Our network of 15 trade counters continued to perform strongly and had double-digit sales growth during the year. Trade counters continued to build enhanced services such as Managed Stock Replenishment (where RS manages the customers' stock at their sites supported by stock replenished from a local trade counter) with the number of MSR agreements growing by 18% over last year.

An indication of the success of our approach to the market was RS winning the 'Distributor of the Year' at the European Electronic Industry Awards. This was awarded for our success in identifying demand for new products and our ability to promote specific suppliers and technologies.

e-Commerce continues to perform strongly and sales through this channel increased by 28.7% in the year. At the year end sales via e-Commerce were 26% of sales, up from 20% at the end of last year. Wider use of e-Commerce will lead to some cost savings, as its proportion of the business increases. Order taking and customer enquiries are two areas of opportunity.

Exports from the UK to third party distributors and direct to overseas customers showed strong growth during the year, particularly in the Middle East.

Gross margin declined on last year and the rate of decline was higher as the year progressed. The reasons for the decline were selective price adjustments to improve value perceptions, higher discounts to larger customers, product mix (selling more high ticket price items) and increased cost prices (particularly from suppliers suffering from commodity price increases). Actions are being taken to mitigate these supplier pressures.

The profit contribution fell £10.3m from £117.8m last year to £107.5m and the margin from 32.6% to 30.0%. The lower gross margin, higher selling and marketing costs, increased costs of EBS implementation and higher contributions to the defined benefit pension scheme were all factors. Notwithstanding the profit reduction, the UK business continues to be highly profitable and cash generative.

Rest of Europe

Rest of Europe sales grew by 2.5% to £243.5m, though the reported growth in Sterling was 1.0% reflecting the weaker Euro. Trading conditions worsened during the second half of the year, but overall growth rates remained steady. The March exit sales growth rate fell to 0.3%, primarily due to the change in the timing of Easter.

Sales in France declined slightly in the year. Sales were impacted in the first half by residual problems following the implementation of EBS in June 2003, but over the year these issues were resolved and customer service levels improved sufficiently to support a return to sales growth in the second half. Customer numbers remained steady. Sales and marketing efforts were intensified in the second half to capitalise on the improving customer sentiment. Our e-Commerce activities progressed well, particularly through further e-Procurement agreements and our PurchasingManager™ application.

Sales in Germany grew in the year though at a lower rate in the second half. e-Commerce and targeted customers with good growth potential drove the growth. The e-Procurement and particularly PurchasingManager™ applications have both shown high growth in the number of installations and in the sales mix. During the year, the cut off time for orders received was extended to 10p.m. for next day delivery, which illustrates the benefit of the Bad Hersfeld warehouse location being close to the main carrier hubs.

In Italy, sales grew at a higher rate than in Germany, but the pattern was similar. Customer numbers continued to increase in both Germany and Italy.

The smaller European operations had a good year. Austria, Benelux and Spain all achieved double digit sales growth. In Austria, a key driver of the growth was a significant increase in customer service, through improving product availability. This was achieved by accessing the larger stockholding in Germany via overnight delivery service directly from the Bad Hersfeld warehouse.

e-Commerce continued to be successful across the region, achieving 22% of sales (up from 15% last year). In March, e-Commerce accounted for 24% of sales (up from 18% last year).

The profit contribution increased 12.1% to £56.0m and margin increased from 21.2% to 23.0%, reflecting higher overall gross margins.

North America
Allied's sales in North America grew by 19.4% to £112.8m during the year, although the reported growth in Sterling was 9.7%, reflecting the sharp weakening of the US Dollar. Sales growth slowed in the second half to 15.7% against more challenging comparatives. The exit rate of 13% was lower due to particularly strong sales in March last year.

Allied's largely electronic and electromechanical product range was further expanded in the catalogue launched in October 2004 with around 25,000 new additions to give a net increase of 15,000 products. The 'Customer First' initiative launched last year continued to be rolled out successfully across the sales branches whilst the deployment of more external salesmen was also positive. Allied continues to invest in improving service with the recent implementation of the Manugistics demand forecasting system used elsewhere in the Group, whilst the customer quotations system has also been upgraded.

e-Commerce remains underdeveloped in Allied. Work on improving the website is continuing and it will be available during 2005/06. Better search functionality was introduced during the past year. A system to improve the processing of customer quotations is also being introduced.

Gross margin remained stable at around 38%.

The profit contribution increased 29.7% to £15.8m and the margin increased from 12.9% last year to 14.0%. This improvement progressed during the year, with margins of 13.3% in the first half and 14.7% in the second.

Japan
Sales grew by 24.0% to £17.0m with continued growth in both customer numbers and the frequency with which customers purchase. The reported growth in Sterling was 18.1%. Growth of 19.4% in the second half was lower than the 29.7% achieved in the first half of the year, whilst the exit rate of 15.9% in March was impacted by the lack of a March catalogue and lower year end purchasing by customers.

e-Commerce became the most important way to market in Japan by reaching 50% of sales in March (up from 43% last year). Sales through our PurchasingManager™ and e-Procurement applications both grew well.

Catalogue frequency has been reduced to once a year (from twice a year) supported by interim new product updates, following the positive experiences in France and Italy. The number of products has been increased from 47,000 to 52,000 in the year.

Profitability continued to improve during the year to give a profit contribution of £1.5m against break even last year.

Rest of World
Sales in Rest of World grew by 9.1% to £41.8m, although the reported growth in Sterling was 4.5%. Trading conditions varied across the region with China particularly strong.

Sales in China, including Hong Kong, grew by 17.5% whilst sales grew by 25.7% in mainland China and exited the year at 44%. The same day offer (SDO) launched in Shanghai was extended into Beijing during the second half. SDO is based on holding stock for sale in the Shanghai area to allow despatch on the day the order is received, so providing more immediate customer delivery. Its implementation has required the agreement of customs and VAT authorities to ensure that the stock can be replenished and despatched quickly. New arrangements with local bankers also ensure that payments made by customers can be cleared flexibly. All of these relationships and permissions are privileges and together mean that we have a leading service position that is difficult for others to match. The high growth in China and Hong Kong was complemented by good growth in the other businesses in Asia and Australasia.

The implementation of EBS in Asia continues to progress: Hong Kong went live in May 2005 and will be followed next year by Shanghai.

e-Commerce grew to 17% of sales in Asia in March (up from 11% last year). Growth was particularly good in Australasia and Singapore.

The profit contribution of £4.0m was the same as last year and the margin fell slightly from 10.0% to 9.6%. Profits grew in all businesses, except South Africa, where exchange rate fluctuations resulted in lower sales and a lower contribution margin.

Processes
The Processes support our operating companies by ensuring that they have the products, infrastructure and expertise to provide consistently high service levels around the world.

Process costs during the year were £79.5m, up 2.4% from last year and amounting to 10.3% of sales. After adjusting for the costs of EBS net of legacy savings, the catalogue transformation project and increased pension contributions, Process costs were 8.9% of sales (last year 9.5%).

Information systems - Our high transaction volumes need to be processed accurately and consistently to achieve our high level of total customer service. Robust information systems are therefore vital to the success of the business and are a key resource in the Group. They are an area of significant cost and investment. Information Systems, including the costs of the EBS projects, accounted for just under half of total Process costs. A detailed review of the EBS projects is given below.

Supply Chain - Our Supply Chain ensures that there is stock available to meet orders as they are received. Whilst customer service is our priority, efficient stock management is also critical.

Many of the key performance measures used by the Group are customer service based and these have improved particularly in UK, France and Germany over the past year reflecting the investment in stock.

Stock increased during the year by £13.6m, resulting in a lower turn (from 2.7x to 2.5x). The increase in stock to improve customer service was one factor, but the planned rescheduling of the UK catalogue launch to April 2005 means that new product stock was on hand at the year end. These two factors accounted for around £8m of stock increase.

In the US and Japan, stock levels have been kept in line with the growth of sales and this represents around £4m of the stock increase.

Further investment was made in an increased number of products stocked in Shanghai, supporting the SDO project and its expansion into Beijing. This represents around £1m of the stock increase.

Product Management - The Group offers around 350,000 distinct products to its worldwide customer base. Recently, considerable effort has been put into ensuring the coherence of our product ranges.

Many more joint promotions with suppliers have been implemented, as suppliers recognise that we can be an important part of their sales and marketing effort.

In light of new and more complex product regulations being introduced around the world, suppliers are much more aware of the damage that can be done to their brands unless tight regulatory controls are maintained. We invest considerable time and resources in making sure that we understand all of the compliance requirements in the markets we serve, so that we can support both customers and suppliers securely.

A particularly important development for everyone in the electronics industry is the Restriction of Hazardous Substances Directive (RoHS), which will take effect in July 2006. Whilst this is a European Union Directive, it is becoming a de-facto world standard, being followed in Japan and certain states of the US, and so is affecting all our businesses. A team was formed during 2003, which has worked with industry experts, suppliers and customers to develop our approach to all the implications of RoHS.

A major programme was initiated to contact all suppliers of affected RoHS components and information and changes are now being received at an accelerating rate. This is used to update our compliance records and the information is then made available to customers via the RS web-sites and technical support teams. Suppliers are making their products compliant at different rates and to differing degrees; for example, some suppliers plan to change their product numbers and others do

not. The Group is actively managing its existing stock to minimise the time taken to sell out of non-compliant products as this will help limit the need for additional RoHS-related stock and / or stock disposals. As soon as the compliant products are made available by suppliers, they are being introduced into the RS range. Programmes are in place to educate and inform customers, e.g. through customer seminars and support for the Government education programme in the UK, as well as the internet trading channel and technical support function.

Media Publishing - The Media Publishing Process manages and delivers all the major media for the Group: whether they be catalogues, 'specialogues', CD-ROMs or web sites.

During the year, we have invested in a new catalogue publishing and content system. This was first used in the production of the October 2004 catalogue in the UK and cash costs were over £3m, of which around half has been expensed. The system allows the presentation of products in ranges rather than in the modular format previously used. Our research shows that this makes products easier to find and compare. The information held on the products is also more extensive. As well as the additional information provided on products, the new system enables us to show links to complementary products, to encourage pull-through sales.

The next step is to structure the e-Commerce product database information into the same range-based format.

When the effectiveness of the catalogue change is fully established, the intention is to roll out the new catalogue format into other markets.

Group Facilities - Group Facilities manages the development and effectiveness of the warehouses and office buildings used by the Group. No significant investments took place during the year, although we continue to maintain and upgrade our current properties. The continued growth of Allied implies that additional warehouse capacity will be needed in due course.

FINANCIAL REVIEW AND CAPITAL STRUCTURE

Cashflow and balance sheet

Operating cash flow was £117.4m, down from £134.8m last year. Cash conversion remained high at 111.5% of operating profit before goodwill amortisation (last year 124.2%). The increased working capital outflow was the main reason for the decline.

Working capital outflows amounted to £10.2m, compared to an inflow of £3.5m last year. This was mainly due to higher stock and the timing of pension payments. The extra stock was built to support sales and customer services as described above. The cash outflow from creditors was £2.8m, mainly due to payment of additional prior year pension contributions. Trade creditor days were similar to last year at 43.5 (43.9 last year). Debtors decreased by £6.2m and so trade debtor days were 50.9 compared with 52.8 last year: Easter had a beneficial impact on debtors at the end of March, but will reverse in the coming year.

Free cash flow fell by 26.4% to £61.1m again reflecting the working capital outflow but also higher capital expenditure. Net capital expenditure was £23.8m, up from £19.2m last year, when a property was sold for its net book value of £3.1m. Of this capital expenditure, £13.0m was on EBS projects, up from £10.2m last year. Gross capital expenditure as a multiple of depreciation was 1.1x, slightly above the 1.0x last year. Interest and tax payments amounted to £32.5m, which were similar to last year. EBS had a much larger impact on cash flow in the year than in previous years, as described below.

The cash outflow on dividends was £80.0m, up 6.1% from £75.4m last year. Exchange rate movements increased net debt by £2.0m to give an overall increase in net debt of £20.9m to £55.4m.

Gearing increased to 16.8% from 10.0% last year but interest cover (before goodwill amortisation) increased to 117x from 77x last year due to the fall in interest charge this year.

Exchange rate changes had less overall impact on the balance sheet than last year: exchange rate translation increased net assets by £1.6m compared to a reduction of £29.2m last year.

Capital structure

Net debt of £55.4m at the year end was made up of gross debt of £120.2m (denominated £62.3m in US Dollars, £33.6m in Yen and £24.3m in other currencies) and financial assets of £64.8m (denominated £17.5m in Euro, £44.6m in Sterling and £2.7m in other currencies). These dispositions are based on interest rate differentials and tax efficiency. Borrowing requirements through the year

are significantly determined by dividend and tax payments. The peak borrowing last year was £98.6m.

The Group's two main sources of debt are a bilateral facility for $100m maturing in February 2008 and a syndicated facility for $75m and £110m from eight banks maturing in February 2010. These facilities were put into place in February 2005 to replace, at a lower margin, all the previous facilities.

Financial returns
Profit before tax and goodwill on net assets was 31.6%, up from 31.1% last year. These returns remain significantly higher than the Group's cost of capital.

e-COMMERCE

e-Commerce will be a critical part of our future strategy. e-Commerce has been an area of rapid growth since 1998 when the first website was launched (rswww.com) in the UK. e-Commerce sales were 20% of total sales for the year, up from 15% last year, and exited the year at 22%, up from 17% last year: e-Commerce sales of £155.9m were 38% higher than last year.

Our e-Commerce activities are based on a common platform. It comprises three channels: the internet website, which supports sales via 70 websites in 17 languages, PurchasingManager™; and e-Procurement. Sales through websites still make up the majority of e-Commerce sales. e-Procurement and PurchasingManager™ both enable customers to monitor and control purchases more carefully and functions such as online order approval help to lower the customers' transaction costs. PurchasingManager™ is our customised front end to the website, which is provided free to our customers. e-Procurement utilises the customers' own e-procurement system, which can punch out to the RS website.

PurchasingManager™ continues to be particularly successful and is now used by more than 4,000 customer accounts in 12 countries (last year, 800 accounts in 10 countries). Revenues through this channel are now close to that of the e-Procurement stream, reflecting the ease of using PurchasingManager™ whilst also demonstrating the challenge that customers have of using integrated e-procurement systems.

Internet functionality has continued to improve during the year with new parcel tracking and easier order input facilities.

New marketing approaches such as search engine promotion and bulk e-mail broadcasting are becoming an important part of our activities, and are used to increase marketing pressure and awareness.

ENTERPRISE BUSINESS SYSTEM PROJECTS

Objectives and progress
The Enterprise Business System projects are complex multi-year change management projects, the objective of which is to improve significantly our service to customers, increase the effectiveness and efficiency of our businesses operations and to make our systems infrastructure more robust and secure. This will result from implementing more standardised and integrated systems and data structures across the businesses. The projects are a critical enabler of the evolving Group strategy and are a key means of achieving greater flexibility and lower costs.

The next implementation of the European template is in the UK, including the central logistics and Process activities. The plan is for the UK go-live to take place towards the end of 2005/06, but at this stage it is not possible to be absolutely precise on timing. The implementation will take place when the system and the business are ready and the quality standard applied to the go-live decision will be very high. Contingency plans are also being developed and tested in detail. Additional stock will be carried to support customer service for a period before and after the UK go-live whilst there is also additional capital investment in systems capacity and infrastructure in the coming year to ensure robust system performance.

After the UK, the next roll out will be in Germany, where some long lead-time preparation has been done, Italy and then the smaller businesses. The roll out should be completed over the next four years, by 2008/09.

A similar but smaller EBS project is underway in Asia, with implementations completed in Singapore, Malaysia, Philippines, Australia and most recently (May 2005) in Hong Kong. The next roll out will be to Shanghai.

In due course there will be a systems investment required in Allied, though on a much smaller scale than EBS in Europe.

Costs and cash flows

The EBS projects have had a substantial impact on the financial performance of the Group in terms of profit and cash flow over the past five years. This impact is expected to peak in 2005/06 with the UK implementation.

The capital items of the projects include the hardware and software licenses. The capitalised costs also include the costs of designing, building and testing the applications whether by third party consultants or through internal labour. Depreciation of the capitalised amounts reflects specified rates for the different components depending on their estimated life. The range of the lives is two years to eight years and the initiation of depreciation is when the asset first comes into use. Hence, given the magnitude of the UK and central logistics go-live, there will be a substantial increase in annual depreciation at this go-live. Depreciation is included in Process costs. The net book value (or carrying value) of capitalised costs is reviewed for impairment periodically.

The expensed project costs relate to training and business change, together with any inefficiencies in otherwise capitalisable costs. In effect, these are the costs of preparing the system for the business and are included in Process costs. The expensed project costs increase sharply as the projects move into their later phases.

Costs that are incurred by the business to cover the costs of training (such as taking on additional sales staff to ensure that training does not impact current customer service) and change management are expensed and shown as local costs.

The EBS applications require maintenance and support, including help desk activities. These costs are expensed as part of Process costs, but are offset by savings of such costs on the legacy systems.

In the current year, EBS has impacted profit by about £9.2m and cash flow by £16.6m (both net of displaced legacy costs of £4.9m), which are a substantial increase on last year, where the impacts on profit and cash flow were £6.1m and £12.4m respectively. Over the last five years, the cash outflow on the project of about £71.6m has largely been on capital expenditure, which amounted to £63.2m.

The costs to complete the EBS projects require many assumptions on the success in meeting milestones and hence the implementation timing. Based on current plans, the UK and central logistics implementation is expected to drive a large increase in costs and cash outflow in 2005/06, approximately doubling the profit and cash flow impacts from 2004/05. The local costs and Process costs will both increase sharply given the intensified training schedule, whilst the depreciation impact will reflect the detailed timing of go-live. The working capital outflow on support stock is now expected to be around £11m. This will be run down in 2006/07.

Capital expenditure is expected to be higher in 2005/06 than previously planned, due to greater consultancy resource required in the build and testing phases and also due to more investment in equipment capacity. Also, third party hosting will be introduced for the major hardware components of EBS and other major Group systems to increase security and resilience.

The incidence of costs, stock build and capital expenditure in the coming year are expected to be concentrated in the first half which will significantly depress the overall free cash flow of the Group in this period.

In 2006/07, the operating profit impact is likely to be similar to 2005/06, with the reduction in local and expensed project costs being offset by higher (annualised) depreciation. The cash outflow is expected to be much lower than in 2005/06, due to lower costs, the release of the safety stock and lower capital expenditure.

The implementations in Germany, Italy and elsewhere in Europe will be roll outs of the existing template with limited modification and so project costs and the cash flow impact reduce shortly after 2006/07.

Given the current assumptions, the overall cash costs (capital and expense) of the EBS projects are expected to be around £110m-£120m through to 2008/09 from 2000/01, before interest and tax and before any benefits other than legacy cost savings. Of this, around 90% relates to Europe, the rest to Asia. The operating profit impact is around £80m over the eight years of the project.

Benefits
The major benefits of the EBS projects are the qualitative ones that derive from having more standardised and integrated operating systems, procedures and data structures. The realisation of further competitive advantage through enhanced customer service and capability is key.

Specific measurable benefits will only become visible after the UK and common logistics go-live and stabilisation and a change of this magnitude will require some settling in during 2006/07. Stock efficiencies are expected to improve significantly as stock can be managed with a regional database as against the current country level information. Operating structures with improved efficiencies, such as from shared services, will be driven from common procedures and data. Customer and supplier support and capabilities should be significantly enhanced, including more rapid and focused product introductions. Over the project life, we believe the benefits of the projects should broadly cover the cash investment.

PENSION

The Group has defined benefit schemes in the UK (closed to new entrants in April 2003 and replaced by a new defined contribution scheme), Ireland (closed to new entrants) and Germany. Elsewhere, including the replacement UK scheme, the schemes are defined contribution.

SSAP 24 remains the accounting standard applied to pensions. A triennial valuation of the UK defined benefit scheme was carried out as at 31 March 2004 and completed during the year. It showed a deficit of £33.4m, net of deferred tax of £14.3m. In order to eliminate the deficit, based on the assumptions used in the valuation, the Group is making annual payments to the scheme for the next 15 years of £4.3m (increasing at 3% per year). Last year, an increased charge of £1.8m was taken.

The total charge for defined benefit schemes increased by £2.4m to £8.5m. From 1 April 2005, employee contributions to the scheme have also increased. The UK defined contribution scheme incurred a charge of £0.4m, an increase of £0.2m over last year.

The statutory minimum funding position of the UK defined benefit scheme remains relatively strong with a Minimum Funding Ratio of 135%-140% as at 31 March 2005 (last year 125%-130%).

FRS 17 was due to replace SSAP 24 in 2005 but has not been implemented due to the deferral by the Accounting Standards Board. The Group will move to IAS 19 next year, which should be similar in application to FRS 17, pending the approval of the recent amendment by the International Accounting Standards Board. Under FRS 17, the defined benefit schemes showed a combined deficit of £32.4m, net of deferred tax, compared to a deficit of £34.6m at the end of last year. The charge to profits arising from these schemes would have been £10.6m (last year £10.4m).

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group will report using International Financial Reporting Standards for the year ending 31 March 2006. The next set of interim financial statements, for the six months ending 30 September 2005, will consequently also be prepared using these standards.

A project team has been working for 18 months to estimate the extent of the changes to the Group results. The main changes for the Group include accounting for defined benefit pension schemes, share option plans, dividends and goodwill. The changes to reported profit will also change the presentation of earnings per share.

We plan to make a separate announcement on the extent of changes arising from the conversion to International Financial Reporting Standards in July 2005.

Consolidated Profit and Loss Account
For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Turnover	1	**773.9**	759.3
Cost of sales		**(361.8)**	(350.9)
Gross profit		**412.1**	408.4
Distribution and marketing expenses		**(298.8)**	(290.9)
Administrative expenses			
– Before amortisation of goodwill		**(8.0)**	(9.0)
– Amortisation of goodwill		**(9.4)**	(10.2)
		(17.4)	(19.2)
Operating profit			
– Before amortisation of goodwill		**105.3**	108.5
– Amortisation of goodwill		**(9.4)**	(10.2)
		95.9	98.3
Net interest payable		**(0.9)**	(1.4)
Profit on ordinary activities before taxation	1	**95.0**	96.9
Profit before taxation and amortisation of goodwill		**104.4**	107.1
Taxation on profit on ordinary activities	2	**(30.3)**	(31.0)
Profit on ordinary activities after taxation	7	**64.7**	65.9
Dividend		**(80.0)**	(79.1)
Retained loss for the financial year		**(15.3)**	(13.2)
Earnings per share			
Basic	3		
- Before amortisation of goodwill		**17.0p**	17.5p
- After amortisation of goodwill		**14.9p**	15.2p
Dividend per share			
- Interim (paid)		**5.8p**	5.6p
- Final (proposed)	4	**12.6p**	12.6p
		18.4p	18.2p

Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 March 2005

	Note	2005 £m	2004 £m
Profit for the financial year		**64.7**	65.9
Translation differences		**1.6**	(29.2)
Total recognised gains and losses relating to the year		**66.3**	36.7
Prior year adjustment: implementation of UITF 38	11	**(1.3)**	
Total recognised gains and losses since last annual report		**65.0**	

All profits and losses are stated at historical cost.
The reconciliation of movements in shareholders' funds is in note 7.

Consolidated Balance Sheet
As at 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Fixed assets			
Intangible fixed assets		**129.6**	141.8
Tangible fixed assets	6	**165.8**	163.3
Investments		**0.2**	0.1
		295.6	305.2
Current assets			
Stocks		**142.3**	128.7
Debtors		**152.4**	151.6
Investments		**53.6**	65.4
Cash at bank and in hand		**11.2**	7.9
		359.5	353.6
Creditors: amounts falling due within one year		**(207.0)**	(210.0)
Net current assets		**152.5**	143.6
Total assets less current liabilities		**448.1**	448.8
Creditors: amounts falling due after more than one year		**(103.1)**	(92.8)
Provisions for liabilities and charges		**(14.3)**	(11.6)
		330.7	344.4
Capital and reserves			
Called-up share capital		**43.5**	43.5
Share premium account		**38.4**	38.4
Retained earnings		**248.8**	262.5
Equity shareholders' funds	7	**330.7**	344.4

Consolidated Cash Flow Statement
For the year ended 31 March 2005

	Note	2005 £m	2004 (as restated) £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		**95.9**	98.3
Amortisation of goodwill		**9.4**	10.2
Depreciation and other amortisation		**22.3**	22.8
(Increase) decrease in stocks		**(13.6)**	1.0
Decrease (increase) in debtors		**6.2**	(8.4)
(Decrease) increase in creditors		**(2.8)**	10.9
Net cash inflow from operating activities		**117.4**	134.8
CASH FLOW STATEMENT			
Net cash inflow from operating activities		**117.4**	134.8
Returns on investments and servicing of finance		**(1.3)**	(1.3)
Taxation		**(31.2)**	(31.3)
Capital expenditure	9	**(23.8)**	(19.2)
Free cash flow		**61.1**	83.0
Equity dividends paid		**(80.0)**	(75.4)
Cash flow before use of liquid resources and financing		**(18.9)**	7.6
Management of liquid resources		**11.8**	(41.6)
Financing			
Shares		**-**	0.1
Loans		**14.2**	42.0
Increase in cash in the year		**7.1**	8.1
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT			
Increase in cash		**7.1**	8.1
Management of liquid resources		**(11.8)**	41.6
Financing – loans		**(14.2)**	(42.0)
Change in net debt relating to cash flows		**(18.9)**	7.7
Translation differences		**(2.0)**	4.7
Change in net debt for the year		**(20.9)**	12.4
Net debt at the beginning of the year		**(34.5)**	(46.9)
Net debt at the end of the year	8	**(55.4)**	(34.5)

Notes to the Preliminary Statement
For the year ended 31 March 2005

1. *Segmental analysis*

a. By geographical destination

		2005 £m	2004 £m
Turnover:	United Kingdom	**345.2**	348.2
	Rest of Europe	**247.6**	245.0
	North America	**111.8**	102.2
	Japan	**17.0**	14.4
	Rest of World	**52.3**	49.5
		773.9	759.3

b. By geographical origin

		2005 £m	2004 £m
Turnover:	United Kingdom	**358.8**	361.0
	Rest of Europe	**243.5**	241.1
	North America	**112.8**	102.8
	Japan	**17.0**	14.4
	Rest of World	**41.8**	40.0
		773.9	759.3

		2005 £m	2004 (as restated) £m
Profit before tax:	United Kingdom	**107.5**	117.8
	Rest of Europe	**56.0**	51.0
	North America	**15.8**	13.3
	Japan	**1.5**	0.0
	Rest of World	**4.0**	4.0
	Contribution – before amortisation of goodwill	**184.8**	186.1
	Group process costs	**(79.5)**	(77.6)
	Amortisation of goodwill - Allied (North America)	**(9.2)**	(10.0)
	Amortisation of goodwill - RS Norway (Rest of Europe)	**(0.2)**	(0.2)
	Net interest payable	**(0.9)**	(1.4)
		95.0	96.9

c. By geographical location

		2005 £m	2004 (as restated) £m
Net assets:	United Kingdom	**217.2**	206.3
	Rest of Europe	**69.3**	68.9
	North America	**28.3**	23.5
	Japan	**3.2**	2.4
	Rest of World	**23.9**	22.2
	Net operating assets (excluding goodwill)	**341.9**	323.3
	Net debt	**(55.4)**	(34.5)
	Unallocated net assets	**44.2**	55.6
		330.7	344.4

2. Taxation on the profit of the Group

	2005 £m	2004 (as restated) £m
United Kingdom taxation	**20.3**	23.6
Overseas taxation	**10.0**	7.4
Tax charge	**30.3**	31.0
Profit before tax and amortisation of goodwill	**104.4**	107.1
Effective tax rate	**29%**	29%

3. Earnings per share

	2005 £m	2004 (as restated) £m
Profit on ordinary activities after tax	**64.7**	65.9
Amortisation of goodwill (excluding tax effect)	**9.4**	10.2
Profit on ordinary activities after tax and before amortisation of goodwill	**74.1**	76.1
Weighted average number of shares (million)	**434.9**	434.9
Basic earnings per share		
Before amortisation of goodwill	**17.0p**	17.5p
After amortisation of goodwill	**14.9p**	15.2p

4. 2005 final dividend

The timetable for the payment of the proposed final dividend is:

Ex-dividend date	22 June 2005
Record date	24 June 2005
Annual General Meeting	15 July 2005
Dividend payment date	22 July 2005

5. Pensions

The funding of the United Kingdom defined benefit pension scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2005 amounted to £8.1m (2004: £5.7m). In addition, the contributions paid by the Group to the defined contribution section of the scheme in the year ended 31 March 2005 amounted to £0.4m (2004: £0.2m) and contributions to funded unapproved retirement benefit schemes of £0.3m (2004: £0.3m).

The most recent valuation (carried out in 2004) adopted a market related approach to funding using the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long-term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 2004 valuation were therefore as follows:-

	Past service	Future service
Investment return:		
Before retirement	6.75%	7.50%
After retirement	5.00%	5.75%
Rate of future earnings inflation	4.00%	4.00%
Rate of increase in pensions payment	3.00%	3.00%

At the date of the 2004 valuation, the market value of the assets of the scheme was £173.2m and the actuarial valuation of the assets covered 78% of the benefits that had accrued to the members after allowing for expected future increases in earnings. The corresponding deficit amounted to £47.7m. In order to eliminate this deficit, the Group is making annual payments of £4.3m (increasing at 3% per annum) over a period of 15 years to the Scheme. This deficit funding is included in the £8.1m above. The next valuation will be carried out at 31 March 2007.

Under the statutory minimum funding requirement, the Scheme's funding level is estimated at between 135% and 140% as at 31 March 2005.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined contribution basis in Australia and North America amounting to £0.7m (2004: £0.7m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2004: £0.4m), and via government schemes in France, Italy, Denmark and North Asia amounting to £1.6m (2004: £1.8m).

FRS 17 Disclosure

The disclosures required by FRS 17 in the third transitional year of adoption are set out below.

The Electrocomponents Group operates defined benefit schemes in the UK, Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice. The last actuarial valuation of the UK scheme was carried out as at 31 March 2004 and has been updated to 31 March 2005 by a qualified independent actuary in accordance with FRS 17. The last actuarial valuations of the German and Irish schemes were carried out as at 31 March 2005 by the respective independent scheme actuaries in accordance with the requirements of FRS 17.

The valuations of the schemes as at 31 March were:

	2005				2004			
	United Kingdom	**Germany**	**Republic of Ireland**	**Total**	United Kingdom	Germany	Republic of Ireland	Total
	£m	**£m**	**£m**	**£m**	£m	£m	£m	£m
Equities	**143.5**	**n/a**	**1.1**	**144.6**	127.7	n/a	0.8	128.5
Corporate bonds	**18.4**	**n/a**	**–**	**18.4**	14.3	n/a	–	14.3
Government bonds	**32.7**	**n/a**	**0.2**	**32.9**	25.7	n/a	0.2	25.9
Cash	**3.4**	**n/a**	**–**	**3.4**	3.7	n/a	–	3.7
Other	**–**	**n/a**	**–**	**–**	–	n/a	0.1	0.1
Total market value of assets	**198.0**	**–**	**1.3**	**199.3**	171.4	–	1.1	172.5
Present value of scheme liabilities	**(239.3)**	**(5.3)**	**(1.7)**	**(246.3)**	(217.6)	(3.6)	(1.2)	(222.4)
Deficit in the scheme	**(41.3)**	**(5.3)**	**(0.4)**	**(47.0)**	(46.2)	(3.6)	(0.1)	(49.9)
Related deferred tax asset	**12.4**	**2.1**	**0.1**	**14.6**	13.9	1.4	–	15.3
Net pension liability	**(28.9)**	**(3.2)**	**(0.3)**	**(32.4)**	(32.3)	(2.2)	(0.1)	(34.6)

The net deficit of £3.2m in the German scheme is financed through existing book reserves established within the German accounts.

If the above pension liability was recognised in the financial statements, the Group's net assets and profit and loss reserve as at 31 March would be as follows:

	2005		2004	
	Profit and loss reserve	**Net assets**	Profit and loss reserve (as restated)	Net assets (as restated)
	£m	**£m**	£m	£m
As stated excluding pension liability and SSAP 24 balances	**249.3**	**329.5**	267.0	347.2
Net pension liability	**(32.4)**	**(32.4)**	(34.6)	(34.6)
Including net pension liability	**216.9**	**297.1**	232.4	312.6

For the year ended 31 March 2005:

The amounts charged to the profit and loss account under FRS 17 would have been £10.6m in total, of which £9.5m would have been in operating profit and £1.1m within other finance expenses.

The actuarial gain recognised in the Group Statement of Recognised Gains and Losses would have been £0.6m.

6. Tangible fixed assets

Cost	Land and buildings £m	Plant and machinery £m	Computer Systems £m	Total £m
At 1 April 2004	94.1	97.4	106.1	297.6
Additions	0.1	4.7	20.3	25.1
Disposals	–	(1.4)	(2.2)	(3.6)
Reclassification	–	(0.2)	0.2	–
Translation differences	0.8	0.3	0.1	1.2
At 31 March 2005	**95.0**	**100.8**	**124.5**	**320.3**
Depreciation				
At 1 April 2004	19.6	66.8	47.9	134.3
Charged in the year	1.9	7.8	12.8	22.5
Disposals	–	(1.2)	(1.5)	(2.7)
Reclassification	–	(0.1)	0.1	–
Translation differences	0.1	0.2	0.1	0.4
At 31 March 2005	**21.6**	**73.5**	**59.4**	**154.5**
Net book value				
At 31 March 2005	**73.4**	**27.3**	**65.1**	**165.8**
At 31 March 2004	74.5	30.6	58.2	163.3

7. Reconciliation of movements in shareholders' funds

	2005 £m	2004 (as restated) £m
Profit for the year	**64.7**	65.9
Dividend	**(80.0)**	(79.1)
Loss for the year	**(15.3)**	(13.2)
Translation differences	**1.6**	(29.2)
New share capital subscribed	**–**	0.1
Net reduction to equity	**(13.7)**	(42.3)
Equity shareholders' funds as originally stated	**345.7**	388.2
Prior year adjustment: Implementation of UITF 38	**(1.3)**	(1.5)
Equity shareholders' funds at the beginning of the year	**344.4**	386.7
Equity shareholders' funds at the end of the year	**330.7**	344.4

8. Net debt at the end of the year comprises:

	2005 £m	2004 £m
Current asset investments	**53.6**	65.4
Cash at bank and in hand	**11.2**	7.9
Overdrafts	**(2.2)**	(0.7)
Loans due within one year	**(25.5)**	(24.2)
Loans due after more than one year	**(92.5)**	(82.9)
	(55.4)	(34.5)

9. Gross cash flows

	2005 £m	2004 £m
Capital expenditure and financial investment		
Purchase of intangible fixed assets	**–**	(0.3)
Purchase of tangible fixed assets*	**(24.6)**	(23.2)
Sales of tangible fixed assets	**0.8**	4.2
Receipt of capital grants	**–**	0.1
Net cash outflow for capital expenditure and financial investment	**(23.8)**	(19.2)

* Including capital accruals the purchase of fixed assets figure would be £25.1m (2004: £22.8m)

10. Principal exchange rates

	2005		2004	
	Average	**Closing**	Average	Closing
United States Dollar	**1.85**	**1.89**	1.70	1.85
Euro	**1.47**	**1.46**	1.44	1.50
Japanese Yen	**198**	**202**	192	193

11. Prior year adjustment - Implementation of UITF38: Accounting for ESOP trusts

UITF 38: Accounting for ESOP trusts, effective for periods ending on or after 22 June 2004, requires the assets and liabilities of the Group's ESOP trust to be recognised in the Group's financial statements where there is de facto control of those assets and liabilities. The Company's own shares held by the ESOP trust should be deducted from shareholders' funds until they vest unconditionally with employees. Prior to the adoption of UITF 38, the Company's own shares held by the ESOP trust were recognised as an asset on the balance sheet at the lower of cost and net realisable value.

Compliance with UITF 38 has reduced the 2004 investments and shareholders' funds by £1.3m and increased profit for the year ended 31 March 2004 by £0.2m. The estimated impact on the current year's profit if UITF 38 had not been adopted would have been to reduce net profit by £0.2m. The new standard has no impact on cash flows.

12. Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2005.

The financial information set out above does not constitute the Group's statutory accounts for the years ended 31 March 2005 or 2004 but is derived from those accounts. Statutory accounts for 2004 have been delivered to the Registrar of Companies, and those for 2005 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or 237(3) of the Companies Act 1985.

Copies of the Annual Report and Accounts for the year ended 31 March 2005 will be available from 16 June 2005 from the Company Secretary, Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom. Telephone +44 (0)1865 204000. The Report will also be published on the Corporate website at www.electrocomponents.com.

The Annual General Meeting will be held at Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom on 15 July 2005 at 2:00p.m.